SEARS CANADA INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN

That the annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares in the capital of Sears Canada Inc. (the "Corporation") will be held in the Auditorium (Fourth Floor), 290 Yonge Street, Toronto, Ontario, on Thursday, April 23, 2015 at 8:00 a.m., Eastern time, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended January 31, 2015 and the auditors' report thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to fix the auditors’ remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Toronto, Ontario
March 12, 2015

By order of the Board of Directors.

Franco Perugini General Counsel and Corporate Secretary

Shareholders who are unable to be present at the Meeting are requested to complete the enclosed form of proxy. Completed proxies must be returned to CST Trust Company, the Corporation’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); or (iii) via telephone at 1(888)489-7352 (within Canada and the United States); or (iv) via the Internet at www.cstvotemyproxy.com; or (v) via email to proxy@canstockta.com, by 5:00 p.m. (Eastern time) on April 21, 2015, or if the Meeting is adjourned or postponed, not later than 5:00 p.m., (Eastern time) on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting.

SEARS CANADA INC.
MANAGEMENT PROXY CIRCULAR

3.7 Director Compensation	37
3.7.1 Compensation Earned	37
3.7.2 Director Compensation Table	38
3.7.3 Equity-Based Compensation Programs	38
3.8 Indebtedness of Directors, Executive Officers and Employees	39

4. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	39

5. CORPORATE GOVERNANCE	40

5.1 Overview	40
5.2 Board of Directors	40
5.2.1 Composition	40
5.2.2 Chairman and Vice-Chairman of the Board and Lead Director	40
5.2.3 Meetings of the Independent Directors	40
5.2.4 Attendance at Board and Committee Meetings	41
5.3 Director Term Limits	41
5.4 Representation of Women on the Board	41
5.5 Representation of Women in Executive Officer Positions	41
5.6 Board Mandate	42
5.7 Position Descriptions	42
5.8 Orientation and Continuing Education	42
5.9 Ethical Business Conduct	42
5.10 Disclosure, Confidentiality and Insider Trading Policy	43
5.11 Board Committees	43
5.11.1 Audit Committee	44
5.11.2 Human Resources and Compensation Committee	44
5.11.3 Governance Committee	46
5.11.4 Investment Committee	47
5.11.5 Transaction Committee	47
5.12 Normal Course Issuer Bid	47
5.13 Directors’ and Officers’ Liability Insurance	47

6. ADDITIONAL INFORMATION	48

7. DIRECTORS' APPROVAL	48

Appendix “A” – Mandate of the Board of Directors of Sears Canada Inc.	49

1.	INFORMATION ON VOTING AND PROXIES

1.1	Solicitation of Proxies

This management proxy circular (the “Circular”) and the information contained herein are furnished in connection with a solicitation of proxies by or on behalf of the management of Sears Canada Inc. (the “Corporation” or “Sears Canada”) for use at the annual meeting of shareholders (the “Meeting”) called for Thursday, April 23, 2015 at 8:00 a.m., Eastern time, and any adjournment or postponement thereof. The solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by executive officers or employees of the Corporation. The cost of the solicitation will be paid by the Corporation.

Unless otherwise stated, the information contained in the Circular is current as of March 12, 2015 and all dollar amounts are in Canadian dollars.

1.2	Record Date

The board of directors of the Corporation (the “Board”) has fixed March 12, 2015 as the record date (the “Record Date”) for determining the holders (the “Shareholders”) of common shares in the capital of the Corporation (the “Shares”) who are entitled to receive notice of, and vote at, the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.

1.3	Notice-and-Access

The Corporation has elected to take advantage of the amendments to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access”) which came into force on February 11, 2013. Notice-and-Access are a set of rules that reduce the volume of materials that must be physically mailed to shareholders by allowing the Corporation to post the Circular and additional materials online, for certain Shareholders. Each Shareholder that has consented to electronic delivery of shareholder communications will be provided with voting instructions and will receive the Notice-and-Access notification, which outlines relevant dates and matters to be discussed at the Meeting, and the corresponding Proxy-Related Materials (as defined below) for the Meeting through Notice-and-Access. Additionally, pursuant to an exemption received by the Corporation under the Canada Business Corporations Act (“CBCA”), the Corporation will deliver paper copies of a proxy form, a Notice-and-Access notification and the Corporation’s Annual Report, with the Notice of Meeting and Circular being delivered through Notice-and-Access, to all Registered Shareholders (as defined below) that have not consented to electronic delivery of shareholder communications. All other Non-Registered Holders (as defined below) will receive a voting instruction form and paper copies of the Notice of Meeting, the Circular, and Annual Report (collectively, the “Proxy-Related Materials”). The Proxy-Related Materials, and the Notice-and-Access notification, have been made available to Shareholders at the website: www.meetingdocuments.com/cst/scc, and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and at the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

The Corporation will not directly send the Proxy-Related Materials to Non-Objecting Beneficial Owners. Management of the Corporation does intend to pay for intermediaries to forward the Proxy-Related Materials to Objecting Beneficial Owners.

Should Shareholders wish to receive paper copies of the Proxy-Related Materials, they may contact the Corporation by calling the following toll-free telephone number: 1(888)433-6443 or by emailing fulfilment@canstockta.com.

1.4	Appointment of Proxies

You are a “Registered Shareholder” if your Shares are registered in your name and: (a) you have a share certificate; or (b) you hold your Shares through direct registration in the United States. If a Registered Shareholder does not plan to attend the Meeting, he or she may:

(1)	authorize the persons named in the proxy to vote his or her Shares by completing, signing and dating the enclosed proxy form and returning it in the envelope provided; or

(2)
appoint some other person to attend and act on the Shareholder’s behalf at the Meeting, including to vote the Shares on his or her behalf, by writing the name of that person in the space provided on the enclosed proxy form, signing and dating the proxy and returning it in the envelope provided.

Completed proxies, for Registered Shareholders, must be returned to CST Trust Company, the Corporation’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); or (iii) via telephone at 1(888)489-7352 (within Canada and the United States); or (iv) via the Internet at www.cstvotemyproxy.com; or (v) via email to proxy@canstockta.com, by 5:00 p.m., Eastern time, on April 21, 2015 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern time on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

CST Trust Company independently counts and tabulates proxies to preserve the confidentiality of individual votes. Proxies are referred to the Corporation only in cases where a Shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy, or where it is necessary to meet applicable legal requirements.

Registered Shareholders, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”), such as a broker, custodian, nominee or fiduciary, that the Non-Registered Holder deals with in respect of the Shares; or

(b)	in the name of a depository (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation).

The Corporation has distributed the Proxy-Related Materials or the Proxy-Related Materials with the Notice-and-Access notification, to the Intermediaries for onward distribution to Non-Registered Holders, as appropriate. Intermediaries are required to forward the Proxy-Related Materials or the Proxy-Related Materials with the Notice-and-Access notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as Broadridge Investor Communications Solutions, Canada) to forward the Proxy-Related Materials or the Proxy-Related Materials with the Notice-and-Access notification to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive the Proxy-Related Materials will either:

(i)	receive a voting instruction form; or

(ii)
be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.

Non-Registered Holders should carefully follow the instructions that accompany the voting instruction form or the proxy, including those indicating when and where the voting instruction form or the proxy is to be delivered. Voting instruction forms permit the completion of the voting instruction form online or by telephone. A Non-Registered Holder wishing to attend and vote at the Meeting in person should follow the corresponding instructions on the voting instruction form or, in the case of a proxy, strike out the names of the persons named in the proxy and insert the Non-Registered Holder's name in the space provided.

1.5	Revocation of Proxies

A Registered Shareholder who has given a proxy may revoke the proxy at any time by:

(a)	completing and signing a proxy bearing a later date and delivering it to CST Trust Company as described above; or

(b)	delivering a written statement, signed by the Shareholder or the Shareholder’s attorney, to:

i.
the Office of the Secretary of the Corporation at 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3 at any time up to and including 5:00 p.m., Eastern time, on April 21, 2015 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern time, on the second last business day preceding the day of the adjourned or postponed Meeting; or

ii.	the Chair of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment or postponement thereof; or

(c)    in any other manner permitted by law.

If you are a Non-Registered Holder, you should contact your Intermediary through which you hold your Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your Intermediary.

1.6     Voting of Proxies

All Shares represented by a properly executed proxy will be voted, or withheld from voting, in accordance with the instructions of the Shareholder specified on the proxy and on any ballot that may be called for at the Meeting. If the Shareholder does not specify how he or she wishes the votes cast, the person named on the proxy will vote the Shares for the election of the proposed director nominees listed in this Circular, and for the appointment of auditors and the authorization of the directors to fix the auditors’ remuneration. The proxyholder has discretionary authority with respect to amendments or variations to the matters identified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof. As at the date of the Circular, the management of the Corporation is not aware of any such amendments, variations or other matters.

1.7    Majority Voting

The Board has adopted the practice of majority voting. Shareholders have the option of voting for or withholding votes from a director that has been nominated for election. The majority voting practice dictates that if the majority of the votes received by a director are withheld votes, those votes would count as “No” votes and the director would be required to tender his/her resignation to the Board. The Board would then consider the director’s resignation prior to making a decision on accepting or rejecting the resignation.

1.8	Share Capital and Principal Shareholders

The authorized share capital of the Corporation consists of an unlimited number of Shares and an unlimited number of preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”). As at March

12, 2015, there are currently no Class 1 Preferred Shares outstanding. As at March 12, 2015, the issued and outstanding share capital of the Corporation consists of 101,877,662 Shares, listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SCC” and on the NASDAQ Stock Market ("NASDAQ") under the symbol "SRSC".

Each Share registered is entitled to one vote at the Meeting or any adjournment or postponement thereof. Each matter to be voted on at the Meeting must be approved by a majority of the votes cast.

To the knowledge of the directors and executive officers of the Corporation, the only persons or companies that beneficially own, or control or direct, directly or indirectly, more than 10% of the Shares, according to the insider reports filed on the System for Electronic Disclosure by Insiders (SEDI) are ESL Investments, Inc. and investment affiliates, including Edward S. Lampert, collectively ("ESL"), the beneficial holder of 50,438,809 Shares representing approximately 49.5% of the Corporation's total outstanding Shares, Sears Holdings Corporation (“Sears Holdings”), the beneficial owner of 11,962,391 Shares, representing approximately 11.7% of the Corporation's total outstanding Shares and Fairholme Capital Management, LLC ("Fairholme"), the beneficial owner of 13,764,254 Shares, representing approximately 13.5% of the Corporation's total outstanding Shares.

2.    BUSINESS OF THE ANNUAL MEETING

2.1	Financial Statements

The audited consolidated financial statements (the “2014 Annual Financial Statements”) of the Corporation for the 52-week period ended January 31, 2015 (“Fiscal 2014”) and the auditors’ report thereon will be placed before the Meeting. The 2014 Annual Financial Statements are available on SEDAR at www.sedar.com, the SEC website at www.sec.gov and the website at www.meetingdocuments.com/cst/SCC.

2.2        Election of Directors

The Corporation’s articles of incorporation provide for the Board to consist of a minimum of seven and a maximum of 20 directors, with the number of directors within such limits to be determined by the Board.

The current size of the Board has been fixed at ten directors. Seven of the current ten directors, namely Ronald D. Boire, William C. Crowley, Timothy Flemming, William R. Harker, Klaudio Leshnjani, Danita Stevenson and S. Jeffrey Stollenwerck , are “Non-Independent Directors” (as such term is defined under Section 2.2.1 – “Definition of Independent Director”) and the other three current directors, namely R. Raja Khanna, James McBurney and Deborah E. Rosati are “Independent Directors” (as such term is defined under Section 2.2.1 – “Definition of Independent Director”). The Nominating and Corporate Governance Committee of the Board (the “Governance Committee”), which is currently comprised of Independent Directors, is responsible for considering and recommending for approval by the Board qualified candidates to be nominated for election or appointment as directors. The Governance Committee bases its review of Board candidates on skill sets as outlined in the Governance Committee charter.

Effective October 14, 2014, Douglas C. Campbell resigned as the President and Chief Executive Officer, and as a director of the Corporation and was replaced by Ronald D. Boire, in both capacities. On July 19, 2014, H Ronald Weissman, who served as a director of the Corporation since November 2013, passed away.

During the third quarter of 2014, Management of the Corporation assisted the Governance Committee in identifying Klaudio Leshnjani, the Corporation's Executive Vice-President and Chief Operating Officer, as a candidate to become a director of the Corporation. The Governance Committee, having carefully reviewed the credentials of Klaudio Leshnjani, recommended to the Board that he be nominated as a director, and on July 23, 2014, Mr. Leshnjani was appointed a member of the Board.

William C. Crowley, Timothy Flemming, William R. Harker, James McBurney and Danita Stevenson notified the Board at the end of Fiscal 2014 that they do not intend to stand for re-election to the Board at the Meeting. Management of the Corporation assisted the Governance Committee in identifying suitable candidates to replace these directors. The Governance Committee, having carefully reviewed the credentials of prospective candidates, Anand A. Samuel, Graham Savage and Brandon G. Stranzl, recommended to the Board that all three candidates be nominated as directors at the Meeting.

Having approved the recommendation of the Governance Committee, the Board proposes that the eight persons listed in the table under Section 2.2.2 – “Background Information on Proposed Directors” be nominated for election or re-election to the Board (the “Proposed Directors”). The persons named in the enclosed form of proxy intend to vote for the election of the persons indicated as nominees. The persons proposed for nomination will hold office until the Corporation’s next annual meeting of shareholders or until their successors are duly elected or appointed. The Proposed Directors are, in the opinion of the Board, well qualified to act as directors. The Board does not contemplate that any of the Proposed Directors will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another properly qualified nominee at their discretion. The Corporation’s director retirement policy provides that a director may not stand for election or be appointed to fill a vacancy on the Board after his/her 70th birthday, unless the Board makes an exception to this policy by means of a special resolution.

2.2.1    Definition of Independent Director

The definition of “Independent Director” is derived from National Instrument 52-110 – Audit Committees, as amended, of the Canadian Securities Administrators. For the purpose of determining independence, a director is an “Independent Director” if he or she has no direct or indirect material relationship with the Corporation or any of its affiliates, including ESL and Sears Holdings. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. A “Non-Independent Director” is a director who is not an Independent Director. For additional information on the Independent and Non-Independent Directors, refer to Section 5.2.1 – “Composition”.

2.2.2    Background Information on Proposed Directors

The following table sets forth the names and background information of the Proposed Directors, including, as applicable, their principal occupations, the election date of the Proposed Director, their current Board committee memberships, their Board and committee attendance record and the number of Shares of Sears Canada which are beneficially owned, or controlled or directed, directly or indirectly, by each of the Proposed Directors.

RONALD D. BOIRE
President and Chief Executive Officer
Sears Canada Inc.
(retail company)

Age: 53

Non-Independent Director
(residing in New York, U.S.A.)

Director since: October 2014

Sears Canada Shareholdings
2014: 15,999

Dollar Amount of Sears Canada Shares[1]: $190,388.10

[1]  Dollar amount calculated using the Corporation’s share price on the TSX as at the close of trading on the last business day of the Corporation’s financial year end (January 31, 2015), being $11.90, and multiplying that price by the number of Shares held by each individual director.

Ronald D. Boire was appointed President and Chief Executive Officer of the Corporation effective January 23, 2015. Mr. Boire served as the Corporation's acting President and Chief Executive Officer since October 15, 2014. Prior to his role with Sears Canada, Mr. Boire was Executive Vice-President, Chief Merchandising Officer and President, Sears and Kmart formats at Sears Holdings. Prior to joining Sears Holdings in January 2012, Mr. Boire was President and CEO at Brookstone, Inc., a position he held from October 2009. Prior to that Mr. Boire worked at Toys "R" Us, Inc., becoming President of the North American division in 2006. From 2003 to 2006, he served as Best Buy’s Executive Vice-President, Global Merchandise Manager and before that spent 17 years at Sony Electronics Inc. in a variety of increasingly senior roles.
Mr. Boire serves as a Director of Retail Industry Leaders Association and Co-founder and Director of Ferguson Noonan Foundation, a charity focused on educating underprivileged children.

Board and Committee Attendance:

Board* Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
3 of 3	100%	N/A	N/A	N/A

Note: Mr. Boire is not a member of any of the Committees.

*Mr. Boire was appointed to the Board in October 2014.

DIRECTOR EXPERTISE
Mr. Boire has been in the retail business for over 28 years. Mr. Boire’s extensive knowledge of the retail industry makes him an asset to the Board and the Corporation. Mr. Boire holds dual MBAs from Columbia Business School and London Business School .

R. RAJA KHANNA
Chief Executive Officer
Blue Ant Media Inc.
(media-related company)

Age: 42

Independent Director
(residing in Ontario, Canada)

Director since: October 2007

Sears Canada Shareholdings
2014: 2,620 Shares
2013: 2,620 Shares
2012: 2,620 Shares

Dollar Amount of Sears Canada Shares[1]: $31,178

[1]  Dollar amount calculated using the Corporation’s share price on the TSX as at the close of trading on the last business day of the Corporation’s financial year end (January 31, 2015), being $11.90, and multiplying that price by the number of Shares held by each individual director.

R. Raja Khanna is currently the Chief Executive Officer of Blue Ant Media Inc. and assumed this position in February 2008. Mr. Khanna co-founded QuickPlay Media Inc., a mobile video company, and served as its Chief Marketing Officer from 2004 until 2007. Previous to that position, Mr. Khanna founded Snap Media Corp., a dot com start-up company, and held the office of Chief Executive Officer from 1995 to 2004. Mr. Khanna is a member of the board of directors of the National Screen Institute and Blue Ant Media Inc.
Board and Committee Attendance:

Board* Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
14 of 14	100%	AUD	5 of 5	100%
		GOV (Chair)	3 of 3	100%
		TRANSACT	17 of 17	100%

AUD: Audit Committee
GOV: Nominating and Corporate Governance Committee
TRANSACT: Transaction Committee

DIRECTOR EXPERTISE
Mr. Khanna’s experience with digital media technologies and his entrepreneurial expertise make him an asset to the Board. Mr. Khanna holds a Bachelor of Laws degree from Osgoode Hall Law School and a Bachelor of Science degree in Philosophy and Genetics from the University of Toronto.

KLAUDIO LESHNJANI
Executive Vice-President & Chief Operating Officer
Sears Canada Inc.
(retail company)

Age: 43

Non-Independent Director
(residing in Ontario, Canada)

Director since: July 2014

Sears Canada Shareholdings
2014: 9 Shares

Dollar Amount of Sears Canada Shares[1]: $107.10

[1] Dollar amount calculated using the Corporation’s share price on the TSX as at the close of trading on the last business day of the Corporation’s financial year end (January 31, 2015), being $11.90 and multiplying that price by the number of Shares held by each individual director.

Klaudio Leshnjani is the Executive Vice-President and Chief Operating Officer of the Corporation and continues to maintain a legal counsel role with the Corporation. Prior to this role, Mr. Leshnjani held several executive level positions with the Corporation including Executive Vice-President, Chief Administrative Officer and General Counsel from September 2013 to November 2013, Executive Vice-President, Financial and Home Services, Human Resources and General Counsel from May 2013 to September 2013, Senior Vice-President and General Counsel from March 2011 to May 2013, Vice-President and General Counsel from February 2008 to February 2011, Interim General Counsel from August 2007 to January 2008 and Senior Corporate Counsel from June 2005 to August 2007. Mr. Leshnjani joined the Corporation in 2002 as Legal Counsel. Mr. Leshnjani has also been teaching Business Law since 2012 at Ryerson University in Toronto, Canada.

Board and Committee Attendance:

Board* Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
7 of 7	100%	N/A	N/A	N/A

Note: Mr. Leshnjani is not a member of any of the Committees.

*Mr. Leshnjani was appointed to the Board in July 2014.

DIRECTOR EXPERTISE
Mr. Leshnjani brings a wealth of legal knowledge to the Board having held numerous senior roles at Sears Canada. Mr. Leshnjani completed his undergraduate studies at the University of Ottawa and subsequently obtained his law degree from Queen’s University.

DEBORAH E. ROSATI
Corporate Director and Advisor

Age: 53

Independent Director
(residing in Ontario, Canada)

Director since: April 2007

Sears Canada Shareholdings
2014: 2,600 Shares
2013: 2,600 Shares
2012: 2,600 Shares

Dollar Amount of Sears Canada Shares[1]: $30,940

[1] Dollar amount calculated using the Corporation’s share price on the TSX as at the close of trading on the last business day of the Corporation’s financial year end (January 31, 2015), being $11.90, and multiplying that price by the number of Shares held by each individual director.

Deborah E. Rosati, FCA, ICD.D is a Corporate Director and Advisor focused on corporate governance and corporate strategy for emerging companies. Ms. Rosati is the President of her own management consulting firm, Deborah Rosati (formerly RosatiNet). Ms. Rosati has over 25 years experience in financial, operational and strategic management with senior finance roles in both public and private corporations, as well as a general partner with a national venture capital firm. Ms. Rosati is currently on the Board of Trustees, Brock University and Co-founder of Women Get on Board Inc.
Board and Committee Attendance:

Board* Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
14 of 14	100%	AUD (Chair)	5 of 5	100%
		HRC	2 of 2	100%
		GOV	3 of 3	100%
		TRANSACT	17 of 17	100%

AUD: Audit Committee
HRC: Human Resources and Compensation Committee
GOV: Nominating and Corporate Governance Committee
TRANSACT: Transaction Committee

DIRECTOR EXPERTISE
Ms. Rosati’s experience in financial, operational and strategic management roles in the Canadian market makes her a valuable member of the Board. Ms. Rosati holds an Honours Bachelor’s degree in Business Administration from Brock University and is a Fellow Chartered Professional Accountant (FCPA, FCA) and certified Director, ICD.D (2008).

ANAND A. SAMUEL Analyst ESL Investments, Inc. (hedge fund management company) Age: 39 Non-Independent Director (residing in Florida, U.S.A.) Sears Canada Shareholdings 2014: Nil
Anand A. Samuel is currently an Analyst at ESL and assumed this position in May 2007. Prior to this, Mr. Samuel was an Associate Attorney in the Tax Group at Sullivan & Cromwell LLP from September 2005 to May 2007.

Board and Committee Attendance: N/A

DIRECTOR EXPERTISE
Mr. Samuel brings a wealth of legal and business knowledge to the Board. Mr. Samuel graduated magna cum laude with a Juris Doctor degree from Harvard Law School and summa cum laude with a Bachelor of Arts degree, with dual majors in Biophysics and Biology, from the University of Pennsylvania. Mr. Samuel also holds a Bachelor of Science in Economics degree, with a concentration in Finance, from the Wharton School of the University of Pennsylvania. Mr. Samuel is a Chartered Financial Analyst and a member of the New York State Bar.

DIRECTOR EXPERTISE
Mr. Samuel brings a wealth of legal and business knowledge to the Board. Mr. Samuel graduated magna cum laude with a Juris Doctor degree from Harvard Law School and summa cum laude with a Bachelor of Arts degree, with dual majors in Biophysics and Biology, from the University of Pennsylvania. Mr. Samuel also holds a Bachelor of Science in Economics degree, with a concentration in Finance, from the Wharton School of the University of Pennsylvania. Mr. Samuel is a Chartered Financial Analyst and a member of the New York State Bar.

GRAHAM SAVAGE Corporate Director Age: 66 Independent Director (residing in Ontario, Canada) Sears Canada Shareholdings 2014: Nil
Graham Savage is a Corporate Director and serves on various Boards. From August 1999 to July 2008, Mr. Savage was Founding Partner of Callisto Capital LP, and its predecessor Savage Walker Capital Inc., both private equity firms. Mr. Savage was Chief Financial Officer and Director of Rogers Communications Inc. from March 1989 to November 1996. Mr. Savage has served as a Director of Canadian Tire Corporation, Alias Corp., FMC Financial Models Limited, Leith Technology Corp., Lions Gate Entertainment Corp., MDC Corp., Microcell Inc., Royal Group Technologies Limited, Sun Media Corp., Sun Times Media Group, Inc. and Vitran Corporation, among others.

Board and Committee Attendance: N/A

DIRECTOR EXPERTISE
Mr. Savage brings a wealth of retail and financial knowledge to the Board having held numerous corporate director roles with many organizations. Mr. Savage holds a Bachelor of Arts degree in Business from Queen's University and an MBA from Queen’s University. Mr. Savage has 40 years of experience in the finance and investment industry, including seven years as Chief Financial Officer of a major public company.

Mr. Savage currently serves on the board of Postmedia Network Inc., Whistler Blackcomb Holdings Inc. and Cott Corporation.

S. JEFFREY STOLLENWERCK
President, Sears Real Estate Business
Sears Holdings Corporation
(retail company)

Age: 45

Non-Independent Director
(residing in Connecticut, U.S.A.)

Sears Canada Shareholdings
2014: 2,507
2013: 1,108

Dollar Amount of Sears Canada Shares[1]: $29,833.30

[1] Dollar amount calculated using the Corporation’s share price on the TSX as at the close of trading on the last business day of the Corporation’s financial year end (January 31, 2015), being $11.90, and multiplying that price by the number of Shares held by each individual director.

S. Jeffrey Stollenwerck is currently the President, Real Estate Business Unit for Sears Holdings and assumed this position in February 2008.   Mr. Stollenwerck has also served as the Senior Vice-President, Real Estate for Sears Holdings from March 2005 to February 2008 and the Vice-President, Real Estate for Kmart Corporation from May 2003 to March 2005, prior to the Sears Holdings/Kmart merger in 2005.  Prior to joining Sears Holdings, Mr. Stollenwerck was the Vice-President, Research for ESL.
Board and Committee Attendance:

	Board* Meetings Attended		Committee Meetings Attended
	# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
	13 of 13	100%	INVEST	2 of 2	100%

INVEST: Investment Committee
* Mr. Stollenwerck was appointed to the Board in April 2014.

DIRECTOR EXPERTISE
Mr. Stollenwerck has been involved in the retail industry for close to 10 years, holding various senior positions relating to the real estate business with both Sears Holdings and Kmart Corporation. Mr. Stollenwerck is a graduate of Stanford University, where he earned a Bachelor of Arts degree with a double major in Economics and Political Science.

BRANDON STRANZL Chairman of the Board Senior Vice-President First Pacific Advisors LLC (money management firm) Age: 40 Independent Director (residing in Connecticut, USA) Sears Canada Shareholdings 2014: Nil
Brandon G. Stranzl is currently the Senior Vice-President for First Pacific Advisors LLC, a value-oriented investment manager, and assumed this position in April 2012. Prior to this, Mr. Stranzl was Managing Member of BGS Investments LLC, from May 2011 to March 2012. Prior to this, he was Portfolio Manager and Head of Value Equity and Distressed Credit at C12 Capital Management LLC from May 2010 to April 2011. From May 2008 to April 2010, Mr. Stranzl was an Investment Analyst for ESL. From April 2004 to April 2008, Mr. Stranzl was the Managing Member and Portfolio Manager for BGS Value Partners LP and Tiedemann BGS Partners LP, value-oriented private investment funds, and from January 2002 to March 2004, Mr. Stranzl was a Partner at Third Avenue Management LLC. Earlier in his career, Mr. Stranzl worked for Morgan Stanley Asset Management and Fidelity Investments.
Mr. Stranzl has been a director on numerous Boards of Directors and Creditor’s Committees, including for Kmart Holding Corporation.

Board and Committee Attendance: N/A

Mr. Samuel brings a wealth of legal and business knowledge to the Board. Mr. Samuel holds a a law degree from Harvard Law School and a Bachelor of Science degree from the University of Pennsylvania. Mr. Samuel is a Chartered Financial Analyst and a member of the New York State Bar.

DIRECTOR EXPERTISE
Mr. Stranzl’s vast knowledge of the business, finance and investment sectors makes him an asset to the Board. Mr. Stranzl holds a BA from Vassar College and is a Chartered Financial Analyst and a member of the New York Society of Security Analysts.

H Ronald Weissman ceased to be a director of the Board effective July 19, 2014. Mr. Weissman attended all Board meetings and Audit Committee meetings until July 2014, with an attendance record of 100%.

2.2.3    Cease Trade Orders and Bankruptcies

To the knowledge of the Corporation, except as hereinafter described, no Proposed Director of the Corporation is, has or has been, within ten years before the date hereof, (a) a director, chief executive officer or chief financial officer of any company, including Sears Canada or any personal holding company, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and which was issued while that person was acting in that capacity, or (ii) was subject to an order that was issued after the Proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director or executive officer of any company, including Sears Canada or any personal holding company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of the Proposed Director.

Graham Savage was a director of Microcell Inc. when it filed for protection under the Companies' Creditors Arrangement Act (Canada) in January 2003. From July 2003 until November 30, 2009, Mr. Savage was a director of Sun-Times Media Group, Inc., a successor entity of Hollinger International Inc. ("Hollinger"). On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the "Ontario Cease Trade Order") against the insiders of Hollinger for failing to file its interim financial statements and interim management's discussion and analysis for the three-month period ended March 31, 2004 and its annual financial statements, management's discussion and analysis, and the annual information form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against insiders of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the "BC Cease Trade Order"). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect.

2.3	Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte LLP, Chartered Accountants, as auditors of the Corporation, at a remuneration to be fixed by the directors, to hold office until the next annual meeting of Shareholders. Deloitte LLP have served as auditors of the Corporation since 1984. In accordance with its mandate, the Audit Committee of the Board (the “Audit Committee”) regularly examines the scope of all services provided by the auditors to the Corporation. In order to enhance such examination and assess the independence of the auditors, the Board has adopted a policy which establishes the scope of the auditors’ services and requires the Audit Committee to pre-approve all services provided by Deloitte LLP. This policy outlines the services which are audit and audit-related, non-audit related and prohibited. Under this policy, the aggregate fees for non-audit related services rendered by the auditors cannot exceed 50% of the total audit and audit-related fees per annum without the pre-approval of the Audit Committee.

Fees paid or accrued, with the approval of the Board, in connection with the services rendered by Deloitte LLP in Fiscal 2014 (being the 52-week period ended January 31, 2015) and Fiscal 2013, (being the 52-week period ended February 1, 2014) were as follows:

External Auditor Service Fees	Fiscal 2014	Fiscal 2013
Audit Fees[1]	$2,300,500	$2,445,243
Audit-Related Fees[2]	$187,785	$57,780
Tax Fees[3]	-	$24,000
All Other Fees[4]	$123,756	$332,132
Total	$2,612,041	$2,859,155

[1]
Includes fees for professional services provided in conjunction with the audit of the Corporation’s financial statements, review of the Corporation’s quarterly financial statements and attestation services normally provided in connection with statutory and regulatory filings and engagements.

[2]	Includes fees for assurance and related professional services primarily related to the rights offering and the audit of associate benefit plans.

[3]	Includes fees for professional services provided related to tax compliance, tax planning, and other tax advice.

[4]
All other fees, if any, consist of permissible work performed by Deloitte LLP which is not included in the categories above. For Fiscal 2014, the other fees were in respect of an assessment of the Corporation’s logistics network as well as an assessment of the Corporation's conflict mineral reporting requirements. Management and the Audit Committee concluded that these services provided by Deloitte LLP were not restricted services, and implemented monitoring safeguards to ensure independence was maintained.

2.4        Shareholder Proposals

Pursuant to the CBCA, proposals by Shareholders to be considered for inclusion in the management proxy circular for the 2015 annual meeting of Shareholders must be received by the Office of the Secretary of the Corporation by December 12, 2015.

3.    EXECUTIVE COMPENSATION

3.1	Compensation Discussion and Analysis

The commitment of the Corporation to improving the lives of its customers by providing quality services, products and solutions that earn their trust and create lifelong relationships is contingent upon the ability of the Corporation to successfully attract, motivate and retain highly talented executive officers who are committed to the Corporation’s mission, vision and values. The Corporation firmly believes that its executive compensation strategy is in-line with attracting and retaining executive officers who successfully contribute to the Corporation’s accomplishments. During Fiscal 2014, the Corporation sought out or promoted top talent, including the appointment of a new President and Chief Executive Officer and the appointment or promotion of several other senior executives.

This Compensation Discussion and Analysis (“CD&A”) describes and explains the elements of compensation awarded to, earned by, paid to or made payable to the Corporation’s named executive officers, as defined in Form 51-102F6 under National Instrument 51-102 – Continuous Disclosure Obligations (the “Executive Compensation Rules”) for Fiscal 2014. The Executive Compensation Rules require the Corporation to provide specific disclosure on the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation who served as executive officers during Fiscal 2014 and whose total compensation, individually, was more than $150,000 and any individual satisfying any of the foregoing criteria but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year (“Named Executive Officer” or “NEO”).

This CD&A discusses the Corporation’s compensation philosophy, plan designs, objectives, and the decisions for the following Named Executive Officers, as approved by the Human Resources and Compensation Committee of the Board (“HRCC”):

Ronald D. Boire, President and Chief Executive Officer
Douglas C. Campbell, Former President and Chief Executive Officer (resignation effective on October 14, 2014)
E.J. Bird, Executive Vice-President and Chief Financial Officer
Klaudio Leshnjani, Executive Vice-President and Chief Operating Officer
Danita Stevenson, Senior Vice-President, Apparel & Accessories
Timothy Flemming, Senior Vice-President, Merchant Operations

3.1.1 Compensation Philosophy

The HRCC’s compensation philosophy is principled on the Corporation’s executive compensation being:

•Aligned with the goals of the Corporation;

•	Aligned with the goals and interests of the Shareholders; and

•	Able to attract, motivate and retain qualified, experienced executives for the Corporation.

The Corporation’s executive compensation programs are established and designed to:

•Provide a competitive total rewards package;
•Reward executives for corporate performance; and
•Support business objectives.

The compensation programs for the executive officers are focused on pay-for-performance, with direct-line-of-sight to corporate and individual performance to drive the achievement of the Corporation's results.

Executive Peer Group

The Corporation’s target level of total compensation is a median position in the market of twenty selected Canadian companies that are comparable to the Corporation in size, revenue, and/or business. This group of comparator companies in retail and general industry, as listed immediately below, was reviewed to ensure that employment positions within both industries are comparable to the positions available at the Corporation. The Corporation uses this comparator group to represent the retail and general market and to benchmark executive compensation against this group in order to attract and retain qualified executives for the achievement of corporate goals. The comparable compensation components are base salary, target annual incentives, target long-term incentives, and target total compensation. During the 2012 fiscal year, a review was conducted of the comparator companies, as well as other companies with which the Corporation competes for executive talent.

Executive Peer Group
Retail Organizations		General Industry Organizations
Alimentation Couche-Tard Inc.	RONA Inc.	Resolute Forest Products	McDonald's Restaurants of Canada Limited
Canadian Tire Corporation, Limited	Shoppers Drug Mart Corporation	Canada Post Corporation	Rogers Communications Inc.
The Home Depot Canada Inc.	Sobeys Inc.	Canadian National Railway Company	TELUS Corporation
Hudson’s Bay Company	STAPLES Canada Inc.	Finning International Inc.	Tim Hortons Inc.
Metro Inc.	Walmart Canada	Maple Leaf Foods Inc.	Transcontinental Inc.

Compensation Consulting Firm
An independent executive compensation consulting firm, Meridian Compensation Partners (“Meridian”), is retained by the Corporation. Meridian was originally retained during the 2011 fiscal year. The mandate of Meridian is to serve the Corporation and, at the request of the HRCC, to provide assistance and guidance to the HRCC in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations, as required. Meridian does not perform any non-executive compensation or other related services for the HRCC or the Corporation. Meridian may perform services for the HRCC, provided that such services are not in conflict with its mandate to serve the Corporation.

Executive Compensation-Related Fees

For Fiscal 2014, Meridian reviewed and commented on the executive compensation report of the Circular. The fees paid to Meridian for services performed during Fiscal 2014 and Fiscal 2013 totaled approximately $6,349 and $3,879, respectively.

3.1.2    Human Resources and Compensation Committee

The HRCC is responsible for overseeing the development of the Corporation’s overall human resources strategy, policies and practices, for fair and competitive compensation of the executive officers in support of the achievement of the Corporation’s business strategy, as well as the development of other compensation programs for the benefit of all team members. The HRCC annually reviews executive compensation policies, programs and practices, as presented by the management of the Corporation, to assess whether the

Corporation’s compensation programs provide an appropriate balance of risk and reward in relation to the Corporation’s overall business strategy as well as the application of internal equity. The HRCC also, at least annually, reviews and approves the design and introduction of all team member-related annual and long-term incentive plans together with performance targets, the level of achievement of performance goals at the end of a performance period and any payments under such plans to the executive officers, as recommended by the management of the Corporation. The HRCC approves all annual and long-term incentive programs after the Corporation assesses and presents the risks and financial liability of each program, the competitive position in the market and the alignment to the goals and objectives of the Corporation while ensuring the program does not encourage executive officers of the Corporation to undertake undue or inappropriate risk. At the end of Fiscal 2014, no such risks were identified that would likely cause a material adverse effect on the Corporation. In addition to reviewing and approving executive compensation programs for the Corporation, the HRCC also oversees and approves:

•	The development of the Chief Executive Officer’s goals and objectives and the evaluation of the Chief Executive Officer’s performance based on the achievement of these goals;

•
The compensation and performance of the executive officers of the Corporation, by receiving periodic performance reports and compensation recommendations from the Chief Executive Officer, as necessary, with respect to the executive officers; and

•	The development of appropriate succession plans for, and the compensation of, the executive officers. See Section 5.11.2 – “Human Resources and Compensation Committee”.

The Chief Executive Officer’s performance is evaluated by the HRCC on a regular basis and is directly tied to the achievement of corporate goals and positive corporate results. The HRCC is kept apprised of the Corporation’s performance through frequent communication with the Chief Executive Officer.

3.1.3     Composition of HRCC

As at the end of Fiscal 2014, the HRCC was comprised of two Non-Independent Directors, being William C. Crowley and William R. Harker and one Independent Director, being Deborah E. Rosati. None of the members of the HRCC are eligible to participate in the Corporation’s executive compensation programs.
Each of these members brings their own individual expertise to the Committee, including financial, human resources, investment, legal and retail knowledge, which is utilized in assessing and approving the implementation of compensation policies and practices for the Corporation. In a previous role, William R. Harker managed responsibility for and oversaw the Human Resources department of Sears Holdings.

The accomplishments of the HRCC in Fiscal 2014 are highlighted below:

•	Reviewed and approved changes to the Annual Incentive Program design;

•	Reviewed and approved the Long-Term Incentive Plan for designated salaried team members of the Corporation for the 2014-2016 Long-Term Incentive Plan Performance Period;

•	Reviewed, recommended and approved the Corporation’s disclosure of its executive compensation; and

•	Reviewed the executive organizational structure and succession plans.

3.1.4	Compensation Structure and Mix

The Corporation’s executive compensation programs focus on a total rewards structure, which is inclusive of two components of compensation provided to the executive officers: (i) fixed compensation comprised of base salary, benefits and perquisites, and pension; and (ii) variable at-risk performance based compensation, comprised of an annual incentive program, and long-term incentive plans and, for one NEO, restricted share units. The fixed elements provide a competitive base of secure compensation necessary to attract and retain qualified executive talent. The variable at-risk performance based elements reward short-term and long-term performance results.

The main components of the total rewards structure are:

•	Fixed Compensation:
•Base Salary
•Benefits and Perquisites
•Retirement Benefits and Pension

•	Variable At-Risk Performance Based Compensation:

•	Annual Incentive Program (“AIP”)

•	Long-Term Incentive Plan (“LTIP”)

•	Special Long-Term Incentive Plan (“Special LTIP”)

•	Equity Based Compensation

•	Restricted Share Units ("RSU")

The following chart provides a summary of how each element of compensation is intended to reward certain executive officers and salaried team members (chart on following page).

Compensation Element	Objective	Intended Rewards and Why It is Used
FIXED COMPENSATION
Base Salary	To provide a portion of compensation as a secure fixed cash amount
•    To pay for competence in the role and for scope of responsibilities
•    To provide a level of secure earnings that is sufficient to meet living standards and discourage undue, high-risk decision making
•    Market practice

Benefits and Perquisites
To provide a competitive retention incentive to certain executive officers other than cash compensation, such as health coverage, vehicle allowance, and perquisite allowance for club memberships and financial planning
• To ensure that team members have access to health services to manage personal wellness • To reinforce individual accountability for personal financial planning • Market practice
Pension	To provide a retirement savings vehicle for the team members of the Corporation	• To provide team members with a pension at retirement. The retirement plans manage team member and employer contributions, while enforcing team member ownership of retirement income • Market practice
VARIABLE AT-RISK PERFORMANCE BASED COMPENSATION
AIP	To provide an opportunity for an annual incentive award based on the achievement of near-term corporate objectives	• To focus attention on the achievement of annual profitability goals • To provide a competitive total compensation package • Market practice
LTIP	To provide performance and employment retention based compensation designed to encourage long-term sustainable performance results	• To focus attention on the achievement of profitability goals over a three-year period • To provide a competitive total compensation package • Market practice
Special LTIP	To provide performance and employment retention based compensation for specific designated executives, designed to encourage long-term corporate performance aligned with shareholder interests
•    To align executive compensation with shareholder interests and focus attention on the achievement of objectives over a multi-year period
•    To provide a competitive total compensation package
•    Market practice

EQUITY BASED COMPENSATION
RSU	To align shareholder and management interests by providing restricted share units to one designated NEO	• To align executive compensation with shareholder interests • To provide a competitive total compensation package

The Corporation provides a significant proportion of compensation to its executive officers through variable at-risk performance based programs. An at-risk Special LTIP was introduced in the 2013 fiscal year for specific designated executives of the Corporation to further align corporate performance goals with shareholder interests. That at-risk Special LTIP will remain active until the end of 2016. The actual compensation mix varies by executive level, reflecting the impact executive officers have on the Corporation’s results.

Aggregate Weighting of Compensation Components
for Active Named Executive Officers

The chart above shows the weighting of the various components that NEOs or executive officers may receive as compensation based on annual base salary, target levels of incentive compensation and perquisites, and all other compensation for Fiscal 2014 for all active NEOs. Any base salary amounts in US Dollars were converted to Canadian Dollars using the Bank of Canada exchange rate of 1.2717 on the last trading date of Fiscal 2014 being January 30, 2015. The chart does not include any one-time payments, one-time grants or commuting expenses made to any NEO during Fiscal 2014.

3.1.5	Fixed Compensation

Fixed compensation, which is inclusive of base salary, benefits and perquisites and pension, provides executive officers with earnings that are competitive in the market and consistent with the Corporation’s compensation philosophy. The Corporation’s fixed compensation programs are designed to provide a competitive base of secure compensation necessary to attract and retain qualified executive officers while ensuring a level of secure earnings that are sufficient to meet living standards and discourage undue, high-risk decision making to the Corporation.

(a)    Base Salaries

Base salaries reflect annual compensation received by a team member for the position they hold and the role they perform within the Corporation. Base salaries are normally set at median market values and balanced with relative roles and responsibilities and equity within the Corporation. The base salaries reflect accountabilities of the role, the incumbent's performance in the role, as well as experience, individual qualifications and expected future contributions to the Corporation. Base salaries are normally benchmarked internally against similar roles and externally against comparable roles in peer companies to determine current market competitiveness.

(b)    Benefits and Perquisites

The Corporation provides select executive officers and designated salaried team members with competitive perquisites and benefits that allow them to focus on their daily responsibilities and the achievement of the Corporation’s objectives. The NEOs are provided with certain perquisites, such as a company vehicle or vehicle allowance, commuting allowances and/or an annual perquisite allowance to cover club memberships and financial planning, to reinforce individual accountability for personal financial planning. All NEOs are provided with an annual comprehensive executive medical. All officers of the Corporation are provided with reimbursement for premiums and higher plan maximums on optional life insurance and long-term disability insurance.

(c)    Retirement Benefits and Pension

The Corporation provides post-retirement benefits through the Sears Canada Inc. Health and Welfare Plan to all team members who satisfied the eligibility requirements on or before December 31, 2008.

The Sears Registered Retirement Plan (the “SRRP”) has two components: (i) a defined benefit (“DB”) component for service up to and including June 30, 2008, which also includes a Supplementary Retirement Plan (the “SRP”); and (ii) a defined contribution (“DC”) component effective July 1, 2008, which does not include a supplementary retirement plan.

For further detailed information, refer to Section 3.4 – “Pension Plans”.

3.1.6    Variable At-Risk Performance Based Compensation

The Corporation's variable at-risk performance based compensation programs are designed to reinforce the Corporation’s business strategy approved by the Board, by providing executives with the opportunity to earn cash incentives based on the achievement of corporate performance metrics. Award opportunities vary based on a percentage of base salary, position or performance objectives, and are reviewed periodically to ensure ongoing market competitiveness. Performance objectives are based on the Corporation’s business plan for one or more fiscal years and are intended to be challenging but achievable. All corporate financial measures on all financial statements are stated pursuant to the International Financial Reporting Standards.

For Fiscal 2014, there were three variable at-risk performance based compensation programs for the NEOs:

a)	AIP;

b)	LTIP; and

c)	Special LTIP.

(a)    AIP

The AIP is an important component of the total compensation offer. It is designed to provide an annual financial reward based on the achievement of a target corporate financial performance metric, as approved by the HRCC. The AIP design was reviewed and changes were approved by the HRCC in Fiscal 2014. The changes included a reduction in the payout schedule from 40% to 30% for threshold level of corporate financial performance, as well as the introduction of team based scorecards. For the NEOs, the trigger remained based on the financial metric, measured by operating profit (total revenue less total expenses, except for those expenses, which are interest, income tax, depreciation, amortization and other non-recurring, unusual and one-time in nature expenses (the “AIP Adjusted EBITDA”)). Team based measures were financial metrics such as channel EBITDA, inventory levels and profitability based metrics that each team was responsible to deliver. This created a focus on key financial targets with AIP Adjusted EBITDA remaining a primary focus in line with shareholder value. The reduction in the threshold payout without a reduction in the threshold metrics (remaining 75% of Target) was to recognize the increased potential for payouts at target or maximum levels for the team based scorecard, once the AIP Adjusted EBITDA threshold was achieved, as the participants had enhanced line of site and influence on business results.

The AIP is designed to achieve three important objectives:

•	Motivate and reward eligible team members who contribute to the Corporation’s achievement of the corporate financial performance metric;

•	Provide team members with a competitive total compensation package; and

•	Attract and retain talented team members.

For the NEOs, the annual incentive award (target bonus amount as a percentage of base salary) is based on the achievement of the corporate financial performance metric established in each financial year. For Fiscal 2014, the corporate financial performance metric was measured by operating profit (total revenue less total expenses, except for those expenses, which are AIP Adjusted EBITDA).

The NEOs had a direct line of sight to the results as they were rewarded completely on corporate financial results with no team or business line specific metrics and were required to achieve at least the AIP Adjusted EBITDA threshold level before a payout could occur.

For the corporate financial performance metric, the threshold goal is set at 75% of target and the maximum goal is set at 125% of target. Compensation awards are determined according to the following criteria:

•	If the threshold level of the corporate financial performance metric is achieved, then 30% of the target award is payable;

•	If the target level of the corporate financial performance metric is achieved, then 100% of the target award is payable;

•	If the maximum level of the corporate financial performance metric is achieved, then 150% of the target award is payable to recognize the achievement of superior corporate performance; and

•
If the actual result of the corporate financial performance metric is between any of the performance levels described above, the award payable is adjusted on a straight-line basis between the threshold and target levels or target and maximum levels.

Based on the achievement of the threshold level of the corporate financial performance metric, the final payout is then subject to the individual performance metric to determine the final incentive award payout. The individual performance metric coincides with the Corporation’s annual performance evaluation program. The final individual performance multiplier rate is subject to approval by the HRCC and will be a percentage up to the maximum for each established rating level.

Individual Performance Metric	Rating = 1	Rating = 2	Rating = 3 (1)	Rating = 4	Rating = 5
AIP Payment Multiplier	0%	Up to 35%	Up to 100%	Up to 125%	Up to 150%

(1)	Represents a team member demonstrating the expected level of performance and being fully competent in the role.

For the NEOs, the award levels and applicable payouts as a percentage of base salary, with an individual performance metric resulting in a payment performance multiplier of 100%, are described below:

Position	Threshold (30% payout of target award) (1)(2)	Target (100% payout of target award) (1)(2)	Maximum (150% payout of target award) (1)(2)
President and Chief Executive Officer	45%	150%	225%
President and Chief Executive Officer (former)	30%	100%	150%
Executive Vice-Presidents	22.5%	75%	112.5%
Senior Vice-Presidents	18%	60%	90%
(1) Payouts are determined based on the percentage of base salary and are pro-rated according to the commencement of program participation.
(2) Represents a team member demonstrating the expected level of performance and being fully competent in the role.

Team members must be actively employed on the date of AIP payment to be eligible to receive the payout (team members who retire or terminate their employment, voluntarily or involuntarily, before the date of payout, are not eligible for the payment). As well, team members must be in good performance standing and not undergoing disciplinary action or in a performance improvement program in order to receive their AIP payment. Team members who are on an approved leave of absence other than long-term disability (“LTD”) will receive their AIP payment upon their return to active employment. In the event an AIP participant dies or sustains an LTD claim during the year, and an AIP payout will occur for that same year, then such participant, or his or her estate, as the case may be, is entitled to a pro-rata AIP award payment based on the date of LTD or death.

For Fiscal 2014, there were no payouts triggered under the AIP based on the threshold level of the corporate financial performance metric, Adjusted EBITDA, not being met, as described below:

Performance Measure	Weighting of the Performance Measure	Threshold	Results	AIP Performance Score
AIP Adjusted EBITDA	100%	Adjusted EBITDA of $90.9 Million	Adjusted EBITDA of ($122.4) Million	0%

(b)    LTIP

The LTIP provides a cash incentive for eligible executive officers and designated salaried team members who are not participants in the Special LTIP, to promote focused growth of the corporate financial results and return on investment for Shareholders. The plan is a performance and employment retention based incentive, designed to measure and reward long-term corporate performance, as measured by total earnings determined before interest, income taxes, depreciation and amortization, and excluding certain items (the “LTIP Adjusted EBITDA”), over a three-year performance period (the “Performance Period”). The LTIP includes a time-based component with a 25% weighting of the award value.

Upon the HRCC's approval, a new LTIP will continue to be introduced on an annual basis, recognizing three-year corporate performance. This "rolling" design for LTIP awards allows for annual payouts which began in 2009. The “rolling” design (as demonstrated in the chart below) is intended to serve as a retention tool and to maintain the executive officers’ or designated salaried team members’ focus on achieving long-term sustainable performance results.

Award Period	Fiscal Years
	2012	2013	2014	2015	2016	2017
	Feb 2012 to Jan 2013	Feb 2013 to Jan 2014	Feb 2014 to Jan 2015	Feb 2015 to Jan 2016	Feb 2016 to Jan 2017	Feb 2017 to Jan 2018
2012-2014	3-year Performance Period			Payout
2013-2015		3-year Performance Period			Payout
2014-2016			3-year Performance Period			Payout

Certain NEOs, being the Executive Vice-Presidents, are excluded from participating in the 2013-2015 LTIP. Instead, the Executive Vice-Presidents are participants in the 2013-2015 Special LTIP, as described below in Section 3.1.6 (c) - “Special LTIP”. Beginning in 2014, the Executive Vice-Presidents recommenced participation in the 2014-2016 LTIP.

The LTIP was designed to align participants’ financial incentives with the financial goals of the Corporation and to assist in attracting, retaining, engaging and rewarding executive officers and designated salaried team members. Any such award payouts are paid to the LTIP participant in cash after the end of the three-year Performance Period.

Awards are designed to vary commensurately with the achievement of corporate financial goals for the Performance Period. Under the LTIP, a cash award amount, as a percentage of base salary, is established by the HRCC for participants and correlates with the threshold, target and maximum levels of achievement of the corporate performance metric.

For Fiscal 2014, the three-year Performance Period, which began on February 2, 2014, will mature on January 30, 2017 (the “2014-2016 LTIP”) and will recognize performance results from the 2014 to 2016 fiscal years.

The 2014-2016 LTIP is comprised of two components: (i) a time-based LTIP award component with a 25% weighting of the target incentive award; and (ii) a performance-based LTIP component, based on performance measure achievement with a 75% weighting of the target incentive award.
The time-based LTIP component is measured on time completion serving as a retention component and is not linked to the financial performance measure. In order to be eligible for payout, the participant must commence participation into the plan and remain eligible without interruption throughout the entire Performance Period up to and including payment date.

The performance-based LTIP component, with a 75% weighting of the target incentive award, is measured by LTIP Adjusted EBITDA. The threshold level of the performance-based metric is 75% of target LTIP Adjusted EBITDA and the maximum level is 125% of target LTIP Adjusted EBITDA. The following achievement levels are established to align with the corporate incentive strategy and to be challenging but achievable:

•	If the threshold level of the corporate financial performance metric is achieved, then 60% of the target performance-based award amount is payable;

•	If the target level of the corporate financial performance metric is achieved, then 100% of the target performance-based award amount is payable;

•	If the maximum level of the corporate financial performance metric is achieved, then 250% of the target performance-based award amount is payable; and

•
If the actual result of the corporate financial performance metric is between these performance levels, the performance-based award amount payable is adjusted on a straight-line basis between the threshold and target levels or target and maximum levels.

For the NEOs, the 2014-2016 LTIP award levels and applicable payouts, as a percentage of base salary, are described below:

Position	Time-based Component Only	Performance (EBITDA) Component Only
	Time-based award (25% of Target incentive award)	Threshold (60% payout of Target award) (1) plus time-based award	Target (100% payout of Target award) (1) plus time-based award	Maximum (250% payout of Target award) (1) plus time-based award
Executive Vice-Presidents	50.0%	90.0%	150.0%	375.0%
Senior Vice-Presidents	22.5%	40.5%	67.5%	168.8%

(1)	Payouts are determined based on percentage of base salary.

Participation in the LTIP, and eligibility for payment, is subject to the participant being actively employed in an eligible position at the beginning of or within the first two fiscal quarters of the three-year Performance Period and on the date the award payment is made, and having been employed, without interruption, from the grant date to the end of the Performance Period. In the event the LTIP participant’s employment is terminated, voluntarily or involuntarily, or the participant retires before the end of the LTIP Performance Period, then such participant is not entitled to any part of the award. In the event an LTIP Performance Period achieves a payout, and the LTIP participant dies, sustains an LTD claim, is moved into a role deemed ineligible for the LTIP, or is on an authorized leave of absence (the "LTIP Eligibility Adjustment") before the end of the LTIP Performance Period, then such participant, or his or her estate, as the case may be, is entitled to a pro-rata award payment based on the number of completed calendar days the participant was in the LTIP until the date of such LTIP Eligibility Adjustment.

The LTIP for the three-year Performance Period, which began on January 29, 2012 and matured on January 31, 2015 (the “2012-2014 LTIP”), had a corporate LTIP Adjusted EBITDA goal at 100% weighting for all eligible participants. The Corporation did not achieve the threshold level of the corporate financial performance metric, LTIP Adjusted EBITDA, and therefore will not result in a payout for any participant, as described below.

Performance Measure	Weighting of the Performance Measure	Threshold	Results	LTIP Performance Score
LTIP Adjusted EBITDA	100%	3-year cumulative LTIP Adjusted EBITDA of $768.8 Million	3-year cumulative LTIP Adjusted EBITDA of $35.0 Million	0%

(c)    Special LTIP

The Special LTIP provides a cash incentive for specially designated executives, including the Executive Vice-Presidents, to promote superior return on investment for Shareholders and further align the interests of the eligible NEOs with shareholder interests. The Special LTIP is a non-equity based incentive plan designed to measure and reward long-term corporate performance, as measured by the share price of the Corporation.

The Special LTIP Performance Period, which began on September 1, 2013, will mature on May 1, 2016 (the “2013-2016 Special LTIP”) and will recognize performance results during the same period. Any such cash award payouts achieved will be paid to the Special LTIP participant in cash after the end of the Special LTIP Performance Period.

Eligibility in the 2013-2016 Special LTIP excludes the participant from eligibility in the 2013-2015 LTIP.
No Special LTIP was introduced for the 2014-2016 LTIP performance period.

The cash incentive awards are based on several performance achievement levels, wholly determined by the Corporation’s share price (the “Share Trigger Price”). Cash awards for the participants are “crystalized” when certain levels of the Share Trigger Price are realized for a period of 15 out of 20 trading days, at any time during the Special LTIP Performance Period. However, awards do not become vested when crystalized.

Any awards will vest on the last day of the Special LTIP Performance Period, being May 1, 2016, if the participant has remained an active employee of the Corporation for the duration of the Special LTIP Performance Period. However, if the participant is terminated without cause, dies, or becomes disabled, and a Share Trigger Price has been achieved before such termination, death or disability or the Share Trigger Price is achieved within 90 days after such termination without cause, death or disability as the case may be, then any Share Trigger Price performance level achieved at such time shall be deemed to have been vested on the date of termination without cause, death or disability.

The Share Trigger Price will be adjusted to the extent of any dividends paid dollar for dollar.

If the Corporation’s shares trade above any 50 cent per share level, for a period of 15 out of 20 trading days, between $15.00 and $17.50 or $17.50 and $20.00 or $20.00 and $22.00, or any revised Share Trigger Price(s) as a result of a dividend adjustment, the amount of the cash incentive award shall be determined by interpolating on a straight-line basis between the two corresponding award performance levels for the achieved Share Trigger Price.

For eligible NEOs, the 2013-2015 Special LTIP award levels and applicable payouts, are described below:

Position	Share Trigger Price
	$15.00	$17.50	$20.00	$22.00
Executive Vice-Presidents	$1.00 Million (1)	$1.75 Million (1)	$2.50 Million (1)	$3.00 Million (1)

(1)	No tax equalization shall apply for any participant who is not a Canadian resident.

As of January 31, 2015 being the last fiscal day of 2014, the amount of award that has crystallized for each Executive Vice-President is $2.75Million. These amounts are crystallized but not vested.

3.1.7     Equity Compensation Plan Information

Aggregated Securities Issuable upon Exercise of
Outstanding Options, Warrants and Rights
to Employees and Directors as at January 31, 2015

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	0 (Options) (1) 0 (Restricted Share Units) 0 (Deferred Share Units)	$0.00 N/A N/A	214,750 (2)
Equity compensation plans not approved by securityholders	N/A	N/A	400,000
Total	0	$0.00	614,750

Notes:
(1)    There are no outstanding options under the Stock Option Plan for Directors and the Employees Stock Plan.

(2)
A total of 214,750 Shares are available for future issuance under the Stock Option Plan for Directors as at January 31, 2015. The Corporation discontinued the granting of stock options under the Stock Option Plan for Directors following the last grant in 2003.

(a)	RSUs

One NEO, being the President and Chief Executive Officer, Ronald D. Boire, is a participant in a Restricted Share Unit (RSU) plan. 225,000 Restricted Share Units were granted by Sears Canada to Mr. Boire on October 15, 2014 under a Restricted Share Unit Agreement (the "RSU Agreement") . Each RSU represents the right to receive one Share of the Corporation upon vesting.

The vesting of the RSUs occurs in equal one-third installments at the end of each of fiscal years 2015, 2016 and 2017, provided Mr. Boire is actively employed on the vesting date and has been continuously employed by the Corporation during the vesting period. Any vested RSUs will be settled in Shares of the Corporation issued from treasury.

In addition, if dividends (other than stock dividends) are paid on any Shares, a further right to receive RSUs (a “Dividend RSU”) will be granted on the next business day to Mr. Boire, provided Mr. Boire holds RSUs and Dividend RSUs on the applicable dividend record date. The number of Dividend RSUs that will be granted will be determined by multiplying the aggregate number of RSUs and Dividend RSUs held by Mr. Boire in his RSU account on the dividend record date by the amount of the dividend paid by the Corporation and divided by the volume weighted average trading price per Share, on the principal exchange on which the Shares are traded, for the five (5) trading days immediately preceding the dividend payment date. If any RSUs are forfeited, Mr. Boire will have no right to be granted Dividend RSUs. Dividend RSUs vest at the same time and in the same proportion as the underlying RSUs.

RSUs and any Dividend RSUs are not to be considered Shares or other securities of the Corporation, and they do not grant any entitlement to exercise voting rights or any other right attached to the ownership of Shares, until such time as the RSUs or Dividend RSUs vest and are settled in Shares. A maximum of 400,000 Shares are available for issuance under the RSU Agreement upon the settlement of RSUs and Dividend RSUs.

Mr. Boire is required to comply with the Corporation’s Insider Trading Policy and applicable laws in connection with the sale of any Shares for as long as Mr. Boire is an employee, consultant or director of the Corporation.

All unvested RSUs and Dividend RSUs will automatically be cancelled or forfeited and be of no force or effect upon Mr. Boire terminating employment with the Corporation for any reason prior to the vesting date. Termination includes if Mr. Boire is no longer actively employed by the Corporation without consideration of any period of reasonable or statutory notice or period of deemed employment or salary continuance.

Closed Plans

In the past, the Corporation also provided for an employee stock plan (the “Employee Stock Plan”), which expired on April 19, 2008. Following the last grant in 2004, the Corporation discontinued equity compensation grants under the Employee Stock Plan. Unless specified otherwise, options granted under the Employee Stock Plan vested in equal installments on each of the first three anniversaries of the date of the grant and expired ten years from the date of the grant. There are currently no stock options outstanding under the Employee Stock Plan, with the options granted in 2004 having expired on February 1, 2014.

The only share-based awards outstanding for any of the NEOs or directors of the Corporation is the RSU plan for the President and Chief Executive Officer, as described above in Section 3.1.7 (a). The Corporation does not permit the use of hedging strategies to monetize and/or reduce market risk associated with equity compensation granted by the Corporation held directly or indirectly.

3.1.8     Discretionary Compensation

The HRCC may exercise its discretion to award compensation payments to NEOs and certain other salaried team members, if performance metrics for variable at-risk performance based compensation have not met thresholds required to trigger payouts. The HRCC may also exercise its discretion to reduce or increase any awards or payouts to NEOs and certain other salaried team members based on the achievement of performance metrics and individual contributions to business results. The HRCC may also exercise its discretion to offer other one-time awards to NEOs and other salaried team members to attract, retain and recognize team members for their contributions to the Corporation. The HRCC did exercise its discretion in Fiscal 2014 to offer a one-time award to specific NEOs for the purpose of retention and recognition for contributions to the Corporation.

3.1.9    Looking Ahead to 2015

The HRCC may review the variable at-risk compensation based plans and programs and may make design changes for the 2015 fiscal year, however the Corporation does not expect these changes to result in significant modifications to the compensation mix of the executive officers or eligible salaried team members, nor does the Corporation anticipate any other significant changes to its compensation policies or practices for the NEOs during the 2015 fiscal year.

3.2    Report on President and Chief Executive Officer Compensation

Ronald D. Boire was appointed President and Chief Executive Officer of the Corporation on January 23, 2015. Previously, Mr. Boire served as the Corporation's Acting President and Chief Executive Officer, beginning October 15, 2014.

3.2.1    Philosophy and Governance

The compensation of the President and Chief Executive Officer is generally designed by the Corporation to be aligned with the performance of the Corporation, consistent with the approach for other executive officers of the Corporation, as described under Section 3.1.1 – “Compensation Philosophy”. In determining compensation for the President and Chief Executive Officer, the Corporation takes into account the responsibilities and accountability of the position. The relative weight assigned to the pay-at-risk components of the President and Chief Executive Officer’s compensation is greater than the weight assigned to the pay-at-risk components of other executive officers’ compensation.

3.2.2    Compensation

The Corporation entered into an employment agreement with Mr. Boire on January 23, 2015 (the “Boire Employment Agreement”). The Boire Employment Agreement specifies Mr. Boire’s compensation with respect to his base salary, his AIP, LTIP, Restricted Share Units and the reimbursement of business and lodging expenses. Under the Boire Employment Agreement, Mr. Boire is entitled to a base salary of $1,000,000 (USD) per annum.

Mr. Boire's target bonus amount under the AIP is 150% of his annual base salary. For the 2014 AIP, Mr. Boire will not receive a payout as the Corporation did not achieve the threshold level of AIP Adjusted EBITDA required for payout.

Mr. Boire is also eligible to participate in the 2015-2017 LTIP. Mr. Boire’s target bonus amount under the LTIP is 200% of his annual base salary.

Mr. Boire received a grant of 225,000 RSUs that will vest in equal one-third installments at the end of each of fiscal years 2015, 2016 and 2017, provided that Mr. Boire is actively employed on such vesting date. See Section 3.1.7 (a) for further details.

Mr. Boire is reimbursed for reasonable and actual out-of pocket business expenses, including commuting expenses which he incurs for air travel from New York. Mr. Boire is also reimbursed for lodging in Toronto, up to a maximum of $3,900 (USD) net, per month.

3.3     Compensation of Named Executive Officers

Compensation of executive officers of the Corporation is comprised of base salary, benefits and perquisites, pension, and variable at-risk performance based compensation programs consisting of the AIP, LTIP (including Special LTIP), and RSU.

The following table provides a summary of compensation information for the Named Executive Officers during Fiscal 2014 (chart on following page).

Summary Compensation Table
For Fiscal 2014

NEO Name and Principal Position	Year	Salary ($) (1)	Share- based awards ($)	Non-Equity Incentive Plan Compensation (f)		Pension Benefit Value ($)	All Other Compensation ($) (4)	Total Compensation ($)
(a)	(b)	(c)	(d)	Annual Incentive Plans 2014 ($) (2) (f1)	Long-Term Incentive Plan 2012-2014 ($) (3) (f2)	(g)	(h)	(i)
R. Boire (2) (5) (6) President and Chief Executive Officer	2014 2013 2012	343,581 - -	2,047,500 - -	Nil - -	Nil - -	10,802 - -	114,346 - -	2,516,229 - -
D. Campbell (6) Former President and Chief Executive Officer	2014 2013 2012	800,000 654,464 495,000	- - -	Nil 238,000 111,954	Nil Nil Nil	Nil Nil Nil	43,179 44,485 31,639	843,179 936,949 638,593
E. Bird (5) (6) Executive Vice-President and Chief Financial Officer	2014 2013 2012	700,000 731,282 -	- - -	Nil 217,668 -	Nil Nil -	Nil Nil -	665,215 282,661 -	1,365,215 1,231,611 -
K. Leshnjani (5) (6) Executive Vice-President and Chief Operating Officer	2014 2013 2012	600,000 562,500 358,333	- - -	Nil 21,424 Nil	Nil Nil Nil	60,310 133,527 1,232	66,359 57,344 58,629	726,669 774,795 418,194
D. Stevenson (6) Senior Vice-President, Apparel & Accessories	2014 2013 2012	412,500 346,667 -	- - -	225,000 211,967 -	Nil Nil -	Nil Nil -	32,695 44,467 -	670,195 603,101 -
T. Flemming (6) Senior Vice-President, Strategic Initiatives	2014 2013 2012	425,000 - -	- - -	Nil - -	Nil - -	Nil - -	26,012 - -	451,012 - -

Notes:

(1)	Base salary represents actual salary earnings received in each fiscal year.

(2) Share based Awards include the fair value of Restricted Share Units awarded to Mr. Boire as described in 3.1.7 (a), based on the Corporation’s five-day weighted average share price of $9.10 at the date of grant, being October 15, 2014. No discount has been applied for risk of departure.

(3)
Includes annual non-equity incentive plan compensation, such as discretionary cash awards, signing, and retention bonuses. For Fiscal 2014, the Corporation did not meet the threshold level of AIP Adjusted EBITDA; as a result, there will be no AIP payouts for the NEOs. Refer to Section 3.1.6 (a) – “AIP” for additional information on AIP measurements.

(4)	For the 2012-2014 LTIP, the corporate performance measure of LTIP Adjusted EBITDA did not meet the threshold level. As a result, there will be no 2012-2014 LTIP payouts for the NEOs.

(5)
For Fiscal 2014, these amounts include perquisites, tax equalization payments and other compensation for each NEO. The aggregate value of perquisites and benefits for each NEO, with the exception of Mr. Boire, Mr. Bird and Mr. Leshnjani, are less than the lesser of $50,000 or 10% of the NEO’s total annual salary for Fiscal 2014. The perquisite and other personal benefits which individually exceed 25% of the total perquisites and other personal benefits for Mr. Boire, Mr. Bird and Mr. Leshnjani are set out below:

R. Boire	2014:	Commuting Expenses ($65,210)
E. Bird	2014:	Tax Equalization ($479,818)
K. Leshnjani	2014:	Perquisite Vehicle Cost ($27,532), and Officer LTD reimbursement ($16,905)

(6)
Ronald Boire was appointed President and Chief Executive Officer of the Corporation effective January 23, 2015. Mr .Boire served as the Corporation's acting President and Chief Executive Officer since October 15, 2014. Prior to his role with Sears Canada, Mr. Boire was Executive Vice-President, Chief Merchandising Officer and President, Sears and Kmart formats at Sears Holdings. Prior to joining Sears Holdings in January 2012, Mr. Boire was President and CEO at Brookstone, Inc., a position he held from October 2009. Prior to that Mr. Boire worked at Toys "R" Us, Inc., becoming President of the North American division in 2006. From 2003 to 2006, he served as Best Buy’s Executive Vice-President, Global Merchandise Manager and before that spent 17 years at Sony Electronics Inc. in a variety of increasingly senior roles. Mr. Boire has MBAs from the Columbia Business School and the London Business School.

Douglas C. Campbell is the former President and Chief Executive Officer of the Corporation. He resigned effective October 14, 2014 and continued to provide consulting services during the transition period until January 2015.

E. J. Bird is currently the Executive Vice-President and Chief Financial Officer of the Corporation and assumed this position in June 2013, shortly after being appointed Interim Chief Financial Officer in March 2013. From May 2006 to November 2013, Mr. Bird served as a Director on the Corporation’s Board. Prior to these appointments, Mr. Bird was a private investor. Mr. Bird served as an analyst for Levine Investments from 2002 to 2010 and as Chief Financial Officer of ESL from 1991 to 2002. Mr. Bird is a director of Sears Hometown and Outlet Stores Inc.

Klaudio Leshnjani is the Executive Vice-President and Chief Operating Officer of the Corporation and continues to maintain a legal counsel role with the Corporation. Prior to this role, Mr. Leshnjani held several executive level positions with the Corporation, including Executive Vice-President, Chief Administrative Officer and General Counsel; Executive Vice-President, Financial and Home Services, Human Resources, General Counsel and Corporate Communications; and Senior Vice-President and General Counsel. Since 2012, Mr. Leshnjani has also been teaching Business Law at Ryerson University in Toronto, Canada.

Danita Stevenson is the Senior Vice-President, Apparel and Accessories of the Corporation and assumed this position in January 2014. Prior to this role, Ms. Stevenson held the position of Senior Vice-President, Apparel from October 2013 to January 2014. Ms. Stevenson joined the Corporation in January 2013 as the Senior Vice-President, Private Brands, Dresses and Outerwear. From May 2012 to January 2013, Ms. Stevenson held the position of Senior Vice-President at Hudson’s Bay Company (“HBC”). From May 2010 to May 2012, Ms. Stevenson held the position of Vice-President/General Merchandise Manager at HBC. From October 2005 to February 2010, Ms. Stevenson held the position of Divisional Merchandise Manager at Walmart Canada Corp.

Timothy Flemming is the Senior Vice-President, Merchant Operations and assumed this position in January 2015 after rejoining the Corporation in February 2014 as the Senior Vice-President, Home and Hardlines and Strategic Initiatives. From April 2011 to January 2014, Mr. Flemming provided consulting services to the Corporation. From May 1979 to April 2011, Mr. Flemming held several increasingly senior roles at the Corporation, most notably Senior Vice-President, Corporate Procurement, Supply Chain and Information Technology from December 2008 until April 2011.

3.4    Pension Plans

The SRRP has two components: (i) a DB component for service up to and including June 30, 2008, which also includes a SRP; and (ii) a DC component effective July 1, 2008, which does not include a SRP.

3.4.1     Amendments to the Pension Plans

The Corporation amended the SRRP effective July 1, 2008 by introducing the DC component. Contributions by the members towards the DB component were discontinued and the members will keep all pension benefits accrued up to and including June 30, 2008 in the existing DB component of the SRRP. After this date, compensation growth in future years will continue to be included in the calculation of the DB component of the pension, although no further service credit will be earned.

Under the DC component of the SRRP, members are able to contribute a percentage of their eligible earnings subject to statutory limits. Team members who became eligible to join the SRRP on and after July 1, 2008 have the option to enroll in the DC component of the SRRP, except where enrollment is mandatory due to provincial legislation. The Corporation’s contributions are determined based on the member contributions using a matching formula. Currently, the Corporation’s contributions are equal to a maximum of 3.5% of a team member’s earnings.

The plan design allows members to have control over their retirement savings through variable contribution levels and a range of investment options.

3.4.2    Entitlements under the SRRP and the SRP

One NEO participates in the DB component of the SRRP. Under the SRRP pension accrual formula, the annual pension payable at age 65 for the participating NEO is calculated as follows:

For Credited Years of Service after January 1, 1987

Years of credited service multiplied by 1% of "Pensionable Earnings" between 20% and 100% of the Canada Pension Plan/Quebec Pension Plan (CPP/QPP) covered earnings limit, plus 1.75% of "Pensionable Earnings" above the Canada Pension Plan/Quebec Pension Plan (CPP/QPP) limit. "Pensionable Earnings" are the average annual remuneration in the best three consecutive years of the last ten years of employment.

Annual remuneration includes salary and actual AIP bonus amount paid.

Registered DB plans, such as the SRRP, are subject to a maximum annual benefit under the Income Tax Act (Canada). In 2014, the maximum was $2,770 for each pensionable year of service. High income earning team members may be eligible for a pension from the SRP.

One NEO and other team members who are members of the DB component of the SRRP were entitled to receive, upon retirement, an additional pension from the unregistered SRP. The SRP provides a benefit based on the SRRP formula representing the difference between the pension determined in accordance with the SRRP and the maximum annual benefit under the Income Tax Act (Canada). In the past, pensions payable under the SRP were not funded or otherwise secured but simply paid through the general revenues of the Corporation. In October 2005, the Board authorized the Corporation to fund the actuarial liability corresponding with the SRP for all current retirees and other members of the SRP as they retire or otherwise become eligible for funding. Effective January 1, 2010, the funding method for all eligible team members who retire on or after January 1, 2010 changed to be funded on a pay-as-you-go basis from general revenues of the Corporation. Those who retired prior to January 1, 2010 will continue to receive SRP payments from an actuarial fund. The estimated SRP assets were $49.7 million as at December 31, 2014.

The form of pension is as follows:

(a)
for a member who has no spouse at the date of pension commencement, monthly installments for the member's lifetime, but if the member dies before receiving 120 monthly payments, the commuted value of the balance of such 120 monthly payments is paid to the member's beneficiary; and

(b)
for a member who has a spouse at the date of pension commencement, monthly installments for the greater of the member's lifetime and 120 months, and continuing thereafter, reduced by 33 1/3%, to the surviving spouse, if any, for the spouse's lifetime. The monthly amount is reduced so that the actuarial value of this pension is equal to the actuarial value of the pension in (a) above.

Under the DB component of the SRRP, normal retirement is the last day of the month in which a member turns age 65. Members may take early retirement at any time after reaching age 55. However, since the pension will be spread out over a longer period of time, depending on a member’s pensionable service, reductions may apply to the monthly pension. Service for this purpose includes any service that is not credited, as well as credited service.

On January 31, 2014, the Corporation announced a change in the indexing of the pension. Effective January 1, 2014 pensions to retirees are adjusted annually for inflation after age 65 by 0.5%. This change removes the link to the Consumer Price Index and the Corporation’s base pay adjustment to provide retirees with more predictable pension income.

The Corporation also announced two other changes on January 31, 2014 to the DB component of the SRRP. The first was a change effective March 1, 2014 which allows team members to elect to take the commuted value of their pension upon leaving the Corporation at any age prior to the legislated age to begin receiving a pension. Previously, the team member could elect to receive this commuted value until age 55, at which point it must be used to receive a pension benefit at a future date. The change gives team members more control over how they elect to receive their pension from the Corporation. The last was a change effective January 1, 2015 revising the calculation of early retirement reduction factors for team members who voluntarily leave the Corporation before age 55. For team members who are under age 55 and elect to leave the Corporation voluntarily, their pension benefits will be determined based on the actuarial calculation as if they had left at age 65. This removes the grow-in factor that some team members were benefiting from. Team members who are over age 55 as of January 1, 2015, or who leave the Corporation involuntarily, will not be impacted by this change.

Defined Benefit Component and the SRP

The following table provides a summary of the DB component obligations for the NEOs during Fiscal 2014.

Name	Number of years credited service	Annual Benefits Payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
(a)	(b)	(c1)	(c2)	(d)	(e)	(f)	(g)
R. Boire *	-	-	-	-	-	-	-
D. Campbell *	-	-	-	-	-	-	-
E. Bird *	-	-	-	-	-	-	-
K. Leshnjani	5.0	Nil	42,000	508,000	52,000	66,000	626,000
D. Stevenson *	-	-	-	-	-	-	-
T. Flemming *	-	-	-	-	-	-	-
Notes:

*
There is no DB plan obligation for Mr. Boire, Mr. Campbell, Mr. Bird, and Ms. Stevenson as they joined the Corporation after June 30, 2008. There is no DB plan obligation for Mr. Flemming as he removed his entitlement from the DB plan when he left the Corporation in 2011.

(c1)	The immediate retirement pension benefit payable at February 2, 2014, as reduced for early retirement, if applicable. If the member is not eligible to retire, it is nil.

(c2)	This amount represents the pension benefit payable at age 65.

(d)	The total SRP and SRRP obligations at February 1, 2015 using assumptions applicable for year-end disclosure at that date.

(e)	Compensatory change refers to a change in the pension benefit obligation resulting from a change in the team member’s compensation plus the change in benefit obligation as a result of amendments.

(f)
Non-compensatory change refers to a change in the pension benefit obligation that is not related to the team member’s compensation, including changes resulting from other factors such as changes in assumptions, changes to discount rate at year end and interest cost and other gains/losses as a result of specific circumstances.

(g)	The total SRP and SRRP obligations at February 1, 2015 using assumptions expected to be applicable for year-end disclosure at that date.

Defined Contribution Component

The following table provides a summary of the DC component value for the NEOs during Fiscal 2014.

Name	Accumulated value at start of year ($)	Compensatory ($) (1)	Accumulated value at year end ($)
R. Boire	Nil	10,802	33,109
D. Campbell	Nil	Nil	Nil
E. Bird	Nil	Nil	Nil
K. Leshnjani	131,176	8,527	182,869
D. Stevenson	Nil	Nil	Nil
T. Flemming	-	-	-

(1)	Compensatory change refers to the component of the pension benefit value that is based on the team member’s compensation and includes employer contributions.

3.5	Termination and Change of Control Benefits

The following NEOs have entered into employment contracts, plans or arrangements which provide for incremental payments in connection with a termination of employment from the Corporation.

RONALD D. BOIRE
President and Chief Executive Officer

The termination provisions of the Boire Employment Agreement provide for Mr. Boire to receive twelve (12) months of salary continuation equal to his base salary in the event of Mr. Boire's termination from the Corporation on a without cause basis, if Mr. Boire is terminated from the Corporation due to death or disability (“disability” meaning he is unable to perform substantially all employment related duties for a period of more than either three (3) consecutive months or six (6) months during any twelve (12) month period), or if Mr. Boire leaves the Corporation with Good Reason (“Good Reason” meaning any of the following: (i) a reduction of more than 10% in Mr. Boire's base salary; or (ii) Mr. Boire's removal from the Board; or (iii) the failure of Sears to pay any undisputed amount due under the Boire Agreement; or (iv) a diminution of Mr. Boire's title, duties, status or responsibilities or his reporting relationship; or (v) any other action or inaction that constitutes a material breach of the terms of the Boire Agreement; or (vi) a failure of a successor company to assume or fulfill the obligations under the Boire Agreement ; or (vii) in the event that any person or related or affiliated group of persons or any persons acting together or in concert other than Sears Holdings , ESL , Edward S. Lampert and any of their affiliates collectively own less than 20% of the Shares of Sears), pending the lapse of the 30 day "cure period" following Mr. Boire providing 30 days written notice of Good Reason.

In addition, if the Corporation terminates Mr. Boire's employment without cause, due to death or disability, or if Mr. Boire terminates for Good Reason, he will be provided with a pro-rata payment under the LTIP, pro-rated from October 15, 2014 to the date of termination provided that (i) Sears Canada meets the targets established for a payout under the LTIP at the date of termination and (ii) Sears Canada meets the targets established for a payout under the LTIP at the end of the applicable cycle.

In the event that Mr. Boire is terminated without cause after the end of the first quarter in a fiscal year, he will receive an AIP payment pro-rated to his termination date for the fiscal year in which his termination occurs, provided that the corporate threshold has been met for a payout and will be paid at the achievement level based on the actual results for Sears Canada and paid at the time other payments are made pursuant to the Annual Incentive Program.

DOUGLAS C. CAMPBELL
Former President and Chief Executive Officer (until October 2014)

Mr. Campbell announced his resignation from the Corporation on September 25, 2014, with such resignation taking effect on October 14, 2014. Mr. Campbell continued to provide ad hoc consulting services during the transition period and was paid until January 2015. No other incremental payments were made or are payable to Mr. Campbell as a result of his resignation.

E.J. BIRD
Executive Vice-President and Chief Financial Officer

The termination provisions of Mr. Bird’s employment agreement specify that in the event the Corporation terminates Mr. Bird’s employment on a without just cause basis, Mr. Bird will be provided with the greater of:

(i)twelve (12) months of notice (or base pay in lieu of notice or a combination thereof), or
(ii)two (2) weeks notice (or base pay in lieu of notice or a combination thereof) for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Bird may be entitled in accordance with the applicable employment standards legislation).

If the Corporation terminates Mr. Bird’s employment without cause, Mr. Bird would be provided with a pro-rated amount for the AIP in the year of termination (pro-rated to the date of termination), only if there is a payout by the Corporation and the full amount of the AIP for the prior year to the extent earned and not previously paid, either or both payments being payable at the time the payments are scheduled to be paid to others.

Under the Special LTIP, Mr. Bird’s cash award relating to the achievement of the Share Trigger Price would vest if he:

(i)is terminated without cause; or
(ii)dies or is disabled;

or if the Share Trigger Price is achieved within 90 days after termination, death or disability. In the event of a Change of Control of the Corporation, as defined in the Special LTIP, if the Share Trigger Price has been achieved, the cash award will become immediately vested.

In the absence of cause, Mr. Bird would be entitled to continue in the Corporation’s benefits plan and pension plan following termination in accordance with the applicable employment standards legislation.

KLAUDIO LESHNJANI
Executive Vice-President and Chief Operating Officer

The termination provisions of Mr. Leshnjani’s employment agreement specify that in the event the Corporation terminates Mr. Leshnjani’s employment on a without just cause basis, Mr. Leshnjani will be provided with the greater of:

(i)	twelve (12) months of base pay; or

(ii)	such base pay in lieu of notice and severance pay, if applicable, under the applicable employment standards legislation, as may be amended; or

(iii)	two (2) weeks base pay for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr.

Leshnjani may be entitled in accordance with the applicable employment standards legislation).

Under the Special LTIP, Mr. Leshnjani’s cash award relating to the achievement of the Share Trigger Price would vest if he:

(i)is terminated without cause; or
(ii)dies or is disabled;

or if the Share Trigger Price is achieved within 90 days after termination, death or disability. In the event of a Change of Control of the Corporation, as defined in the Special LTIP, if the Share Trigger Price has been achieved, the cash award will become immediately vested.

If the Corporation terminates Mr. Leshnjani’s employment without cause, Mr. Leshnjani would be entitled to continue in the Corporation’s benefits plan (inclusive of perquisites) and pension plan during the severance period in accordance with the applicable employment standards legislation.

DANITA STEVENSON
Senior Vice-President, Apparel & Accessories

The termination provisions of Ms. Stevenson’s employment agreement specify that in the event the Corporation terminates Ms. Stevenson’s employment on a without just cause basis, Ms. Stevenson will be provided the greater of:

(i)
twelve (12) months of base salary and health benefits (which is inclusive of all termination and severance pay to which Ms. Stevenson would be entitled in accordance with the applicable employment standards legislation); or

(ii)
two (2) weeks notice (or base pay in lieu of notice or a combination thereof) for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Ms. Stevenson would be entitled in accordance with the applicable employment standards legislation).

If the Corporation terminates Ms. Stevenson’s employment without cause, Ms. Stevenson would be entitled to continue in the Corporation’s pension plan during the severance period in accordance with the applicable employment standards legislation.

TIMOTHY FLEMMING
Senior Vice-President, Merchant Operations

The termination provisions of Mr. Flemming’s employment agreement specify that in the event the Corporation terminates Mr. Flemming’s employment on a without just cause basis, Mr. Flemming will be provided with the greater of:

(i)	twelve (12) months of base pay; or

(ii)	such base pay in lieu of notice and severance pay, if applicable, under the applicable employment standards legislation, as may be amended; or

(iii)
two (2) weeks base pay for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Flemming may be entitled in accordance with the applicable employment standards legislation).

If the Corporation terminates Mr. Flemming’s employment without cause, Mr. Flemming would be entitled to continue in the Corporation’s benefits plan and pension plan during the severance period in accordance with the applicable employment standards legislation.

The following chart outlines potential incremental payments to NEOs if their employment were terminated on the last business day of Fiscal 2014, being January 31, 2015. An explanation of the agreements, plans or arrangements that provide for these payments is described above.

NEO	Compensation Element	Triggering Event: Termination without Just Cause	Triggering Event: Termination with Good Reason	Triggering Event: Death or Disability
Ronald D. Boire	Base Salary (1)	$1,271,700	$1,271,700	$1,271,700
	AIP	-	-	-
	LTIP	-	-	-
	RSU	-	-	-
	Pension and Benefits Plan Payments and Accruals (4)	$8,424	$8,424	$8,424
	Total	$1,280,124	$1,280,124	$1,280,124
E.J. Bird	Base Salary (1)	$890,190	-	-
	AIP (Fiscal 2013)	Nil	-	-
	AIP (Fiscal 2014)	Nil	-	-
	Special LTIP (3)	$2,750,000	-	$2,750,000
	Pension and Benefits Plan Payments and Accruals (4)	$5,320	-	-
	Total	$3,645,510	-	$2,750,000
Klaudio Leshnjani	Base Salary (2)	$600,000	-	-
	AIP	-	-	-
	Special LTIP (3)	$2,750,000	-	$2,750,000
	Pension and Benefit Plan Payments and Accruals (5)	$15,538	-	-
	Total	$3,365,538	-	$2,750,000
Danita Stevenson	Base Salary (2)	$450,000	-	-
	AIP	-	-	-
	LTIP	-	-	-
	Pension and Benefit Plan Payments and Accruals (6)	$5,877	-	-
	Total	$455,877	-	-
Timothy Flemming	Base Salary (2)	$425,000	-	-
	AIP	-	-	-
	LTIP	-	-	-
	Pension and Benefit Plan Payments and Accruals (4)	$1,046	-	-
	Total	$426,046	-	-

Notes:

The Corporation cannot accurately determine the actual incremental payments that would be made to the NEO, however the Corporation has, in order to comply with the Executive Compensation Rules, attempted to estimate these payments based on compensation information available for Fiscal 2014. The Corporation would like to stress that these estimates are not indicative of actual payments that will be made to the NEO at a future date. For the purposes of this chart, the Corporation has assumed that the triggering event occurred on the last business day of Fiscal 2014, being January 31, 2015.

(1)
This amount is based on base salary in effect as of the last day of Fiscal 2014 converted to Canadian Dollars using the Bank of Canada exchange rate of 1.2717 as of January 30, 2015 being the last trading day of Fiscal 2014 continued for a period of twelve (12) months.

(2)	This amount is based on base salary in effect as of the last day of Fiscal 2014 continued for a period of twelve (12) months.

(3)	Incentive payment is based on the Share Trigger Price and SCC stock price as of January 31, 2015.

(4)
This amount represents the cost to the Corporation for continued participation in the Corporation’s benefit, perquisite and pension plans, based on his/her coverage in effect as of the last day of Fiscal 2014, for a period of two (2) weeks, representing the statutory notice period under the Employment Standards Act (Ontario).

(5)
This amount represents the cost to the Corporation for continued participation in the Corporation’s benefit, perquisite and pension plans, based on Mr. Leshnjani’s coverage in effect as of the last day of Fiscal 2014, for a period of eight (8) weeks, representing the statutory notice period under the Employment Standards Act (Ontario).

(6)
This amount represents the cost to the Corporation for the continued participation in the Corporation's benefit plan based on Ms. Stevenson's coverage in effect as of the last day of Fiscal 2014, for a period of twelve (12) months based on the termination provisions of Ms. Stevenson's employment agreement. This amount also includes the cost to the Corporation for the continued participation in the Corporation's perquisite and pension plans, based on Ms. Stevenson's coverage in effect as of the last day in Fiscal 2014, for a period of two (2) weeks, representing the statutory notice period under the Employment Standards Act (Ontario).

3.6	Performance Graph

The following graph compares the cumulative total shareholder return on the Shares of the Corporation over the last five (5) fiscal years with the cumulative total shareholder return of the S&P/TSX Composite Index over the same period, based on an investment of $100.00. In each case, the total shareholder return shown in the graph includes the reinvestment of all dividends paid.

Five-Year Cumulative Total Return

$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00

	Fiscal 2009 (Jan. 10)	Fiscal 2010 (Jan. 11)	Fiscal 2011 (Jan. 12)	Fiscal 2012 (Feb. 13)	Fiscal 2013 (Feb. 14)	Fiscal 2014 (Jan. 15)
SEARS CANADA INC	$100.00	$110.05	$65.03	$58.07	$109.47	$100.21
S&P/TSX COMPOSITE INDEX	$100.00	$124.37	$118.41	$124.99	$138.30	$152.48

The indicator used by the Corporation to measure its performance was changed from Earnings Per Share to EBITDA in the 2007 fiscal year. The Corporation’s compensation philosophy is intended to establish a relationship between executive compensation and corporate results. The total NEO compensation increased during the 2009, 2010, and 2013 fiscal years corresponding to an improvement in the Corporation’s total shareholder return (“TSR”) value. Similarly, the NEO compensation decreased during the 2011 and 2012 fiscal years corresponding with the downward trend of the Corporation’s TSR value. During Fiscal 2014, the total NEO compensation remained relatively constant corresponding to a slight decrease in the Corporation's TSR value. The Corporation’s TSR value graphed above reflects two extraordinary cash dividends, each of $3.50 per Share, paid to Shareholders during the 2010 fiscal year, one extraordinary cash dividend, at $1.00 per Share, paid to Shareholders during Fiscal 2012, and one extraordinary cash dividend, at $5.00 per Share, paid to Shareholders during Fiscal 2013.
The Corporation's normal course issuer bid (the “NCIB”) expired on May 23, 2014. The Corporation did not make any purchases of Shares under the NCIB. Refer to Section 5.12 – “Normal Course Issuer Bid” for further discussion of the NCIB.

3.7	Director Compensation

The Corporation’s compensation philosophy surrounding director compensation is principled on taking a non-risk based approach in order to encourage suitable governance through unbiased decision-making. Director’s compensation is reviewed by the Governance Committee generally every two to three years. The most recent review of director compensation was performed during the 2013 fiscal year and resulted in a change to the retainers for the Chairman, the Vice-Chairman, each director, the Lead Director, and the chair of the HRCC, the Governance Committee and the Investment Committee.

The Governance Committee may, if appropriate and timely, engage an independent consulting firm to conduct a comprehensive survey of prevailing market trends and practices in director compensation and obtain a report on its findings and recommendations. The Governance Committee may then evaluate the report received and make appropriate recommendations to the Board with respect to the compensation of the directors based on the findings and recommendations of such report. Management of the Corporation may also assist the Governance Committee in determining market trends and practices with respect to director compensation.

3.7.1    Compensation Earned

For Fiscal 2014, the director compensation policy provided for director compensation to be based on the following categories:

Director Compensation Category	Compensation
Chairman of the Board Retainer	$250,000
Vice Chairman of the Board Retainer	$200,000
Annual Retainer	$100,000
Committee Retainer	$5,000
Chair Retainer (HRCC, Governance Committee, Investment Committee)	$10,000
Chair Retainer (Audit Committee)	$15,000
Lead Director Retainer	$35,000
Meeting Fee	$1,500
Travel Fee	$2,000 (1)
Administration Expense Allowance	$500

(1)	Directors receive a travel fee of $2,000 when attending an annual or special meeting of shareholders, board or committee meetings, which require air travel.

3.7.2    Director Compensation Table

The following table provides a summary of compensation paid to the directors of the Corporation in Fiscal 2014.

Name (a)	Fees earned (1) ($) (b)	All other compensation (2) ($) (g)	Total ($) (h)
William C. Crowley	290,500	4,047	294,547
William R. Harker	260,500	3,826	264,326
R. Raja Khanna	255,797	2,673	258,470
James McBurney	199,253	3,041	202,294
Deborah E. Rosati	220,253	1,853	222,106
Donald C. Ross(3)	45,000	-	45,000
S. Jeffrey Stollenwerck	97,115	-	97,115
H Ronald Weissman(4)	63,500	2,705	66,205

Notes:

(1)
Includes all fees earned and paid in cash to the directors of the Corporation, including the annual retainers for Board Committee, and Chair, meeting fees, travel fees, and annual administration allowance, as well as an additional fee paid to the Chairman of the Board, the Vice-Chairman of the Board and the Lead Director.

(2)	Includes payment for expenses, such as airfare, accommodation and transportation, incurred by the director in order to attend a Shareholder, Board or Committee meeting.

(3)	Mr. Ross, who served as a director of the Corporation since May 2012, did not stand for re-election at the Annual and Special Meeting of Shareholders of the Corporation held on April 24, 2014.

(4)	On July 19, 2014, H Ronald Weissman, who served as a director of the Corporation since November 2013, passed away.

3.7.3    Equity-Based Compensation Programs

(a)     Directors’ Share Purchase Plan

A Directors' Share Purchase Plan (the "Share Purchase Plan") was established in 1995 to link a portion of the compensation paid to the Independent Directors with the performance of the Corporation and the return to Shareholders. Since the last grant in 2005, the Corporation discontinued the granting of Shares under the Share Purchase Plan.

(b)    Stock Option Plan for Directors

In 1998, the Corporation established the Stock Option Plan for directors of Sears Canada Inc. (the “Stock Option Plan for Directors”) to provide for the grant of stock options and share appreciation rights ("SAR") to the Independent Directors. Following the last grant in 2003, the Corporation discontinued the granting of stock options to the Independent Directors. There are currently no vested or unvested stock options outstanding pursuant to the Stock Option Plan for Directors.

Aggregated Option/SARs Exercises During Fiscal 2014
for Independent Directors

The following table sets forth the number of Shares issued and issuable under the Stock Option Plan for Directors for Fiscal 2014.

Stock Option Plan for Directors (for the year ended January 31, 2015)	# of Shares	% of outstanding capital
Shares issued under Plan	0	0.00%
Shares issuable under Plan	250,000	0.24%
Shares issuable under grants made	0	0.00%

The directors do not hold any stock options.

3.8        Indebtedness of Directors, Executive Officers and Employees

As at March 12, 2015, the aggregate indebtedness of all employees and former employees of the Corporation to the Corporation and its subsidiaries was approximately $4,948.49 for loans made to employees under the Corporation’s housing relocation assistance program. In January 1997, the Corporation ceased advancing any loans under the housing relocation assistance program. During Fiscal 2014, there was no indebtedness of directors, proposed director nominees or executive officers, or former directors or executive officers of the Corporation to the Corporation or any of its subsidiaries.

4.    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, to the knowledge of the Corporation, no director or executive officer of the Corporation, any Proposed Director, ESL, Sears Holdings, Fairholme or any of their respective associates or affiliates, has or had any material interest, directly or indirectly, in any transaction or proposed transaction since the commencement of the Corporation’s most recently completed financial year that has materially affected or will materially affect Sears Canada or any of its subsidiaries.

In October 2014, Sears Holdings announced the commencement of a rights offering for 40,000,000 Shares of the Corporation (the “Rights Offering”). Each holder of Sears Holdings’ common stock received one subscription right for each share of Sears Holdings’ common stock held as of the close of business on October 16, 2014. Each subscription right entitled the holder to purchase their pro rata portion of the Corporation’s Shares being sold by Sears Holdings in the rights offering at a price of $10.60 per share. In connection with the Rights Offering, the Corporation listed its Shares on the NASDAQ where the rights were also listed. The subscription rights expired at the close of business on November 7, 2014. ESL exercised its pro rata portion of the rights in full prior to November 1, 2014. The rights offering is further described in a prospectus filed with securities regulators in Canada and the United States on October 15, 2014, and can be accessed through the SEDAR website at www.sedar.com, and on the SEC website at www.sec.gov.

In connection with the rights offering announced by Sears Holdings, the Corporation and Sears Holdings agreed to extend the agreement pursuant to which the Corporation licenses the right to use the “Sears” name and certain other brand names associated with a number of its major product lines. With this change, the agreement will continue to apply for so long as Sears Holdings continues to own at least 10% of the voting shares of the Corporation (the previous agreement was void if Sears Holdings’ ownership fell below 25% and the Corporation will have the continued right to use the trademarks on a royalty-free basis in the event of termination for 5 years (previously 3 years)). If, prior to the completion of the five year period, the Corporation reasonably determines that a longer transition period is necessary, Sears Holdings will extend the agreement for a further transition period not to exceed four years, at a below market rate.

Directors and executive officers are required to disclose to the Corporation any interest he or she has in a material contract or material transaction with the Corporation and complete related party questionnaires on an annual basis. In addition, directors are required to abstain from any discussions or meetings regarding any matters in which they have a material interest.

5.    CORPORATE GOVERNANCE

5.1        Overview

The Board believes that strong corporate governance practices are essential to the success of the Corporation, effective corporate performance and the best interests of Shareholders. The Governance Committee oversees corporate governance, on behalf of the Board, including the methods and processes for evaluating Board effectiveness and performance. The Governance Committee is responsible for reviewing the corporate governance guidelines, policies and requirements adopted from time to time by applicable securities regulatory authorities, and guiding the Corporation in its approach and practices with respect to such matters.

5.2    Board of Directors

5.2.1    Composition

The size of the Board has been fixed at ten Three of the current ten directors, namely, R. Raja Khanna, James McBurney and Deborah E. Rosati are Independent Directors while the other seven namely, Ronald D. Boire, William C. Crowley, Timothy Flemming, William R. Harker, Klaudio Leshnjani, Danita Stevenson and S. Jeffrey Stollenwerck are Non-Independent Directors. William C. Crowley, William R. Harker and S. Jeffrey Stollenwerck are considered to be Non-Independent Directors as a result of their relationship with Sears Holdings and its affiliated entities. Ronald D. Boire, Timothy Flemming, Klaudio Leshnjani and Danita Stevenson are considered to be Non-Independent Directors as a result of their relationships with the Corporation.

The Board takes various measures to facilitate the exercise of independent judgment by its directors in carrying out their responsibilities, including:

•	The holding of an in camera session following each Board and Committee meeting without management present;

•	The holding of separate meetings of Independent Directors after each regularly scheduled Board and Committee meeting;

•	The appointment of a Lead Director (see Section 5.2.2 – “Chairman and Vice-Chairman of the Board and Lead Director”);

•	Engaging in frequent discussions with the management of the Corporation; and

•	Retaining external advisors.

5.2.2    Chairman and Vice-Chairman of the Board and Lead Director

In view of the fact that William C. Crowley, Chairman of the Board, and William R. Harker, Vice-Chairman of the Board, are Non-Independent Directors, the Board has appointed R. Raja Khanna, an Independent Director, to serve as the Lead Director of the Board. The Lead Director serves to provide the Board with an independent perspective pertaining to its oversight activities and enhances the Corporation’s ability to identify and resolve conflicts of interest. In addition, the Lead Director acts as a liaison between the Chairman and/or Vice-Chairman of the Board and the Independent Directors on sensitive issues and collaborates with the Chairman and/or Vice-Chairman to provide guidance so as to ensure the Board successfully carries out its duties.

5.2.3    Meetings of the Independent Directors

Independent Directors meet separately at each regularly scheduled Board or Committee meeting, following an in camera session in which the directors meet without the presence of management. The Independent Directors are also encouraged to meet from time to time as may be necessary. The Board encourages the Independent Directors to engage in open and candid discussion as they see fit.

5.2.4    Attendance at Board and Committee Meetings

The Board has five regularly scheduled meetings each year. Additional meetings of the Board are held as required. Fourteen meetings of the Board were held in Fiscal 2014. The Corporation does not have an executive committee of its Board. The number of meetings held by the Committees of the Board in Fiscal 2014 is set out below:

Board Committee	Meetings held in Fiscal 2014
Audit Committee	5
Governance Committee	3
HRCC	2
Investment Committee	3
Transaction Committee	17

Directors are expected to maintain a 100% attendance record with respect to all Board and Committee meetings. If a director’s attendance falls below 75% for either a Board or Committee meeting, the director’s attendance record will be reviewed by the Governance Committee. For more detail on the attendance record of the Proposed Directors, refer to Section 2.2.2 – “Background Information on Proposed Directors”.

5.3    Director Term Limits

The Corporation’s director retirement policy provides that a director may not stand for election or be appointed to fill a vacancy on the Board after his/her 70th birthday, unless the Board makes an exception to this policy by means of a special resolution.

5.4        Representation of Women on the Board

Although the Corporation has no formal policy or target on the representation of women on the Board, the Governance Committee takes into account the diversity of candidates when filling Board vacancies. The Corporation uses a skills matrix which identifies the skills required for success and to enhance Board performance.

The Corporation has not developed a policy on the representation of women on the board, as it takes into account diversity such as nationality, education, geography, experience and gender when filling Board vacancies.

Currently, the Board is comprised of two female directors, namely Deborah E. Rosati and Danita Stevenson. The percentage of female representation on the Board is 20%.

5.5    Representation of Women in Executive Officer Positions

The Corporation is focused on hiring and retaining top talent and takes into account the diversity of applicants when filling executive level roles.

While the Corporation does not have a policy on the representation of females in executive positions, the Corporation recognizes the importance of gender diversity.

Currently, women comprise 30% of the Corporation's leadership team, with 7 females holding positions at the Vice-President level or above.

5.6        Board Mandate

The mandate of the Board is to oversee the business and affairs of the Corporation and provide guidance and direction to the management of the Corporation in order to attain corporate objectives and maximize shareholder value. The full text of the mandate of the Board can be found at Appendix “A”.

5.7     Position Descriptions

Written position descriptions for the chair of each Board Committee have been developed and are set out in the charters of each Committee. In addition, position descriptions have been developed for the Chairman of the Board and the Chief Executive Officer and are set out in the mandate of the Chairman of the Board and the mandate of the Chief Executive Officer, respectively, which are available on www.sears.ca.

5.8        Orientation and Continuing Education

Management provides an orientation and ongoing education program for directors during which information regarding the role of the Board, its Committees and directors is provided. The directors receive updates, including articles and publications of interest, on emerging trends in business and corporate governance. The Corporation periodically reviews its orientation and education program to enhance its currency and effectiveness. On an annual basis, the Corporation hosts a special session with the directors to have an in-depth discussion regarding the Corporation’s strategic plan. The most recent strategic session was held in September 2014, which included a review of the Corporation’s transformation strategy within its various business channels. Regular updates are provided to the directors on the operation of the Corporation and its strategic business plan in addition to industry-related information on business developments and the competitive landscape.

5.9        Ethical Business Conduct

Honesty and integrity are essential to good corporate governance and, to that end, the Corporation has adopted a Code of Business Conduct (the “Code of Conduct”) and the Code of Conduct for the Board of Directors of the Corporation (“Directors Code of Conduct”).

The Code of Conduct applies to every executive officer and employee. It provides guidelines and sets out expectations regarding interactions with customers, investors, governmental authorities and suppliers of merchandise and services, and among employees. The Code of Conduct also sets out the ethical values and standards of behaviour that apply to all of the Corporation’s business activities, including such matters as fair dealing, conduct in the workplace, conflicts of interest, corporate property and records, and compliance with the laws of all jurisdictions in which the Corporation conducts business.

Management reports regularly to the Audit Committee on compliance with the Code of Conduct. Executive officers and employees are required to acknowledge annually, in writing, their understanding of, and compliance with, the Code of Conduct.

The directors are expected to abide by the Director Code of Conduct, which sets forth the general expectations of the Corporation for its Board of Directors, and describes standards of ethical behavior that each director is expected to uphold. In addition to the Director Code of Conduct, a culture of ethical business conduct among directors is promoted by the mandate of the Board. The mandate of the Board requires that directors observe two standards of conduct: a fiduciary standard which requires directors to act honestly and in good faith with a view to the best interests of the Corporation, and a performance related standard which requires directors to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The mandate of the Board also requires that the Board satisfy itself that the Chief Executive Officer and other senior management personally exhibit and create a culture of integrity throughout the Corporation. The full text of the mandate of the Board can be found at Appendix “A”. The CBCA establishes similar standards of conduct for directors.

As required under the CBCA, directors and executive officers are also required to disclose to the Corporation any interest that he or she has in a material contract or a material transaction, or by requesting to have it entered into the minutes of meetings of directors in writing. A director in a conflict of interest may not, subject to certain exceptions under the CBCA, vote on a matter in respect of which a director has an interest. It is the Board’s practice that directors are required to abstain from any discussions or meetings regarding any matters in which they have a material interest. In addition, the mandate of the Lead Director requires the Lead Director to review conflict of interest issues with respect to the Board as they arise.

The Corporation’s Disclosure, Confidentiality and Insider Trading Policy is also applicable to directors, executive officers and employees. See Section 5.10 – “Disclosure, Confidentiality and Insider Trading Policy”.

The Corporation has established the Sears Canada Ethics Hotline which provides a confidential and anonymous communication channel for employees and other stakeholders to report suspected breaches of the Code of Conduct, Director Code of Conduct, concerns regarding business ethics related to the Corporation, and accounting, internal accounting controls, and auditing matters.

The Code of Conduct, Director Code of Conduct, mandate of the Board, mandate of the Lead Director and information pertaining to the Sears Canada Ethics Hotline can be found on the Corporation’s website at www.sears.ca or by contacting the Corporation’s Corporate Communications Department at (416) 941-4428.

5.10    Disclosure, Confidentiality and Insider Trading Policy

The Corporation has adopted a Disclosure, Confidentiality and Insider Trading Policy (the "Disclosure Policy") which reflects its commitment to providing timely and accurate disclosure of corporate information to the capital markets, including its Shareholders, and to the general public. The Disclosure Policy provides direction and guidance to directors, executive officers and employees regarding confidentiality and disclosure of corporate information, insider trading obligations and sanctions for non-compliance. The Disclosure Policy requires prompt general disclosure of any material information. It also sets out the procedures to be followed in communicating with investors, analysts and the media. A Disclosure Policy committee, comprised of senior management representatives, which meets on an ad hoc basis, has been established by the Corporation to administer the Disclosure Policy.

5.11	Board Committees

The Board has four Committees: the Audit Committee, the HRCC, the Governance Committee and the Investment Committee. Each Committee has a written charter and has the authority to engage, independent from management and at the expense of the Corporation, external advisors, including legal counsel and other expert advisors, as it deems appropriate, to assist it in the performance of its duties. The members of each Committee are designated in the table set out under Section 2.2.2 – “Background Information on Proposed Directors”.

For a discussion regarding the assessment of the Board, its Committees and each director, see Section 5.11.3 – “Governance Committee”.

In 2014, the Board established a Transaction Committee comprised of Independent Directors for the purpose of reporting and making recommendations to the Board and approving certain matters with respect to a potential sale of all of the Shares of the Corporation beneficially owned directly or indirectly by Sears Holdings, ESL and/or Edward S. Lampert. The Transaction Committee was also responsible for making recommendations to the Board with respect to the filing of a prospectus in connection with a rights offering of Shares of the Corporation by Sears Holdings. For further information regarding the Transaction Committee, see Section 5.11.5 - "Transaction Committee".

5.11.1    Audit Committee

As of the date hereof, the Audit Committee is comprised of three Independent Directors, all of whom are financially literate. The purpose of the Audit Committee is to assist the Board in its oversight of:

•	The integrity of the Corporation’s financial reporting;

•	The independence, qualifications, appointment and performance of the Corporation’s external auditors;

•	The mandate and performance of the Corporation’s outsourced internal audit group ;

•	The operation of the Sears Canada Ethics Hotline;

•	The functioning of the Corporation’s risk oversight subcommittee (“ROC”) and its processes; and

•	Management’s responsibility for reporting on internal controls.

The Audit Committee meets approximately five times a year and holds an in camera session after each regularly scheduled meeting without the presence of management. The Audit Committee also meets in camera with its external auditors and the Independent Directors also meet separately after each regularly scheduled meeting.

The ROC is responsible for identifying, assessing and monitoring the principal risks of the Corporation and ensuring that management has a structured process in place for managing, mitigating and controlling those risks as set out in its charter. The ROC periodically reports to the Audit Committee. The ROC meets as needed and the Chief Financial Officer serves as chair for these meetings. The ROC has the authority to engage external experts, if necessary.

For more information on the background of the Audit Committee members and their duties and responsibilities, refer to Section 13 – “Audit Committee Information” of the Corporation’s 2015 Annual Information Form (“AIF”) and the Audit Committee Charter attached as Appendix “A” to the AIF, which is available on SEDAR at www.sedar.com and the SEC website at www.sec.gov.

5.11.2    Human Resources and Compensation Committee

As of the date hereof, the membership of the HRCC is comprised of one Independent Director, being Deborah E. Rosati and two Non-Independent Directors, being William C. Crowley and William R. Harker.
The Board believes that the composition of the HRCC reflects a high level of “compensation” literacy. Each member brings their own individual expertise to the Committee, including financial, human resources, investment and retail knowledge, and is able to utilize that knowledge to assess and implement the compensation policies and practices of the Corporation. Two of the Committee members have previously held senior positions with Sears Holdings for several years, one of which was responsible for the Human Resources department of Sears Holdings. In addition, William C. Crowley served as the Chair of the Committee from 2007 to May 2013 and is well versed in the compensation policies of the Corporation.

The Board delegates the responsibility of determining the compensation of the officers to the HRCC. To ensure that an objective process is established and followed for determining executive compensation, the HRCC (i) engages independent external advisors, when necessary, and (ii) considers market-competitive and industry-specific compensation practices.

The purpose of the HRCC is to assist the Board in its oversight responsibilities relating to:

•
The development of the Corporation’s overall human resources strategy for fair and competitive compensation of all Officers, Executive Vice-Presidents, Senior Vice-Presidents and Vice-Presidents of the Corporation (the “Senior Leadership Team”) in support of the achievement of the Corporation’s business strategy, as well as the development of other significant compensation programs for the benefit of all employees;

•	Reporting to Shareholders on executive compensation in the Corporation’s public disclosure documents;

•	The development of the Chief Executive Officer’s goals and objectives and the evaluation of his or her performance against these goals; and

•	The succession plan for, and the compensation of, the Senior Leadership Team.

The responsibilities of the HRCC include the following:

•
Approve the Corporation’s executive compensation and human resources strategy to ensure it is aligned with the goals and objectives of the Corporation, assess the competitiveness and appropriateness of the Corporation’s policies and internal equity relating to the Senior Leadership Team’s compensation and assess whether the Corporation’s compensation programs provide an appropriate balance of risk and reward in relation to the Corporation’s overall business strategy;

•
Review and approve, at least annually, the design of the Corporation’s executive compensation policies and practices, the Senior Leadership Team base salaries, based on market competitiveness and level of responsibility to the Corporation, and all associate-related annual and long-term incentive plans together with performance targets in support of the Corporation’s business strategy, achievement of performance goals at the end of each plan cycle, and any payments pursuant to such annual and long-term incentive plans to the Senior Leadership Team and, in summary form, to other eligible plan participants;

•	Review and approve any proposed major changes to the Corporation’s benefit plans, including retirement plans and other associate programs;

•
Review, at least annually, all compensation of the Senior Leadership Team, as well as from any third party with which the Corporation has an arrangement involving the compensation of an Executive Vice-President or Senior Vice-President;

•	Establish performance targets and corporate goals and objectives relevant to the Chief Executive Officer’s compensation and evaluate the Chief Executive Officer’s performance in light of such targets;

•	Determine and recommend annually the Chief Executive Officer’s compensation based on the HRCC’s evaluation of the Chief Executive Officer’s performance;

•
Consider and recommend for approval by the Board, any employment agreements relating to the Chief Executive Officer and approve any employment agreements relating to Executive Vice-Presidents and Senior Vice-Presidents who are Officers of the Corporation, and report its conclusions to the Board;

•	Make recommendations on the proposed appointment of Executive Vice-Presidents and Senior Vice-Presidents to become Officers of the Corporation;

•	Review the annual performance assessments and succession plans for the Officers and the direct reports to the Chief Executive Officer;

•	Review the executive organizational structure and succession plans for the Senior Leadership Team; and

•	Review and approve the Committee’s executive compensation report in the annual management proxy circular.

The HRCC considers the implications of risks including reviewing program design and financial liability of all existing plans at least annually. The HRCC also approves the introduction of all new annual plans and proposed design changes, as recommended by the Corporation, after assessing the risk and financial liability of each program to the Corporation and the competitive position in the market. Decisions are approved on the basis of pay-for-performance without exposing the Corporation to inappropriate risk. Where such potential exists to influence the behaviour of an NEO, appropriate action is taken to discourage such behaviour.

The HRCC meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management. The Independent Directors also meet separately after each regularly scheduled meeting.

5.11.3    Governance Committee

As of the date hereof, the Governance Committee was comprised of three Independent Directors, being R. Raja Khanna, James McBurney and Deborah E. Rosati.

The purpose of the Governance Committee is to assist the Board to:

•	Develop, implement and oversee compliance with the Board’s corporate governance policies, practices and procedures;

•	Identify candidates to be nominated for election or appointment to the Board;

•	Determine the compensation of the directors, who are not also employees of the Corporation, for their service to the Board and its committees; and

•	Assess the performance and effectiveness of the Board and its Committees.

The responsibilities of the Governance Committee include the following:

•	Review the size and composition of the Board;

•	Develop a policy setting out the appropriate criteria for the selection of directors;

•	Identify, consider and recommend qualified candidates to be nominated for election or appointment to the Board;

•	If appropriate, engage an independent consulting firm to assist in identifying qualified candidates;

•	Review directors’ compensation and recommend appropriate changes;

•
Conduct a board effectiveness survey, which also includes a director evaluation component and director peer review to evaluate the performance and effectiveness of the Board and the Chairman of the Board, the Board’s Committees and their respective chairs and each director by way of peer review;

•	Review the adequacy of the orientation and education program for new directors and the ongoing educational presentations to incumbent directors;

•	Review the corporate governance statements in the Corporation’s management proxy circular; and

•	Assess Shareholder proposals and make appropriate recommendations to the Board with respect thereto.

In connection with its responsibility for considering and recommending for approval by the Board qualified candidates to be nominated for election or appointment as directors, the Governance Committee has developed a policy which sets out the appropriate criteria for the selection of directors (the “Director Selection Policy”). Pursuant to the Director Selection Policy, when there is a vacancy on the Board, the Chair of the Governance Committee, in consultation with other Governance Committee members, prepares a skills profile for that position consistent with the selection criteria contained in the Director Selection Policy. As well, the Governance Committee requires that prospective nominees fully understand the role of the Board and its committees, and the contribution that individual directors are expected to make including, in particular, the commitment of time and energy.

In pursuance of its responsibility regarding assessments of Board effectiveness, the Governance Committee conducts a board effectiveness survey and director peer review survey (the “Surveys”) every two years. The Surveys are prepared by the Corporation and administered by the legal department. The Corporation may obtain assistance from external advisors with respect to the preparation of the Surveys, as necessary. The results are reported and reviewed by the Chair of the Governance Committee who reports the results to the Board for discussion. The last Board effectiveness survey was conducted in Fiscal 2014.

The Governance Committee meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management. The Independent Directors also meet separately after each regularly scheduled meeting.

5.11.4    Investment Committee

As of the date hereof, the membership of the Investment Committee of the Board was comprised of three Non-Independent Directors, being William C. Crowley,William R. Harker and Jeffrey Stollenwerck.

The purpose of the Investment Committee is to assist the Board in its oversight responsibilities relating to the investment of the funds established pursuant to the Corporation’s pension and benefit plans. The Investment Committee is responsible for the establishment of strategy and policies and for the selection and appointment of external investment managers.

The Investment Committee meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management.

5.11.5    Transaction Committee

In June 2014, the Board established the Transaction Committee consisting of all three Independent Directors. The mandate of the Transaction Committee was, among other things, to report and make recommendations to the Board regarding the potential sale of all of the common shares of the Corporation beneficially owned directly or indirectly by Sears Holdings, ESL and/or Edward S. Lampert to one or more third party purchasers in order to ensure a fair and equitable process and to ensure any action taken or arrangement entered into was in the best interests of the Corporation and was fair and equitable to all Shareholders of the Corporation other than Sears Holdings, ESL and Edward S. Lampert. The Transaction Committee was authorized to retain independent legal counsel, at the expense of Sears Holdings, to assist it in carrying out its responsibilities. The Transaction Committee was also responsible for making recommendations to the Board with respect to the filing of a prospectus in connection with a rights offering of common shares of the Corporation by Sears Holdings. The mandate of the Transaction Committee ended in October 2014.

5.12    Normal Course Issuer Bid

Between May 24, 2013 and May 23, 2014, and pursuant to its NCIB through the facilities of the TSX, the Corporation was permitted to purchase for cancellation up to 5% of its issued and outstanding Shares, representing approximately 5 million Shares. The Corporation did not make any purchases of Shares under this NCIB. From time to time, when the Corporation does not possess material undisclosed information about itself or its securities, it may enter into a pre-defined plan with a designated broker to allow for the repurchase of Shares at times when the Corporation ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise. Any such plans entered into with the Corporation’s designated broker would be adopted in accordance with the requirements of applicable Canadian securities laws.

5.13     Directors’ and Officers’ Liability Insurance

The Corporation has entered into an indemnification agreement with each of the directors and officers of the Corporation. The Corporation maintains a directors’ and officers’ liability insurance policy for the directors and officers of the Corporation. The policy applies where the Corporation is not able to indemnify its directors and/or officers. Pursuant to the policy, the Corporation is required to indemnify its directors and officers to the fullest extent permitted by law. The coverage limit is U.S. $35 million. There is no deductible for this coverage.

6.    ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its 2014 Annual Financial Statements and Management’s Discussion and Analysis for Fiscal 2014. Copies of these documents, the Circular, the Annual Information Form dated March 12, 2015 and additional information relating to the Corporation are available on SEDAR at www.sedar.com and the SEC website at www.sec.gov, or may be obtained upon request from the Office of the Secretary at 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3 (fax: (416) 941-2321 or by telephone at (416) 941-4428), without charge to the Shareholders.

7.	DIRECTORS' APPROVAL

The contents and the sending of the Circular have been approved by the Board of the Corporation.

Toronto, Ontario March 12, 2015	Franco Perugini General Counsel and Corporate Secretary

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS
SEARS CANADA INC.
(as of August 2008)

The Board of Directors is responsible for overseeing the management of the business and the affairs of the Corporation and providing guidance and direction to the management of the Corporation in order to attain corporate objectives and to maximize shareholder value. Directors must, individually, in connection with the powers and duties of their office, act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling its mandate, the objectives of the Board include:

(a)
adopting a strategic planning process and approving a comprehensive strategic plan which takes into account the opportunities and risks of the business, and monitoring management's success in implementing the strategy;

(b)    assessing and monitoring operational performance against the business plan;

(c)
adopting a risk management process to identify the principal risks of all aspects of the business of the Corporation and ensuring that there are appropriate systems in place which effectively monitor and manage these risks;

(d)
appointing of Officers, assessing the performance of the Chief Executive Officer and ensuring that programs are in place for training and assessing Officers and for an orderly succession process for Officers;

(e)
a leadership role in the development of reviewing and approving an effective two-way communication policy for the Corporation which requires that all inquiries from shareholders, other stakeholders and the public generally receive a prompt response from the Corporate Communications Department, the Office of the Secretary or another appropriate Officer of the Corporation;

(f)	developing the Corporation’s approach to corporate governance;

(g)	effecting the Corporation’s expectation that directors attend all requisite board and committee meetings and review meeting materials in advance of such meetings;

(h)	assessing the integrity of the Corporation's internal control and management information systems;

(i)	satisfying itself, that the Chief Executive Officer and other senior management personally exhibit and create a culture of integrity throughout the Corporation; and

(j)	appointing the appropriate Committees and delegating to them certain responsibilities to assist the Board of Directors in giving effect to the foregoing.